As filed with the Securities and Exchange Commission on September 20, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

CYBER DIGITAL, INC.

(Name of Small Business Issuer in its Charter)

New York	3661	11-2644640
(State or Jurisdiction	(Primary Standard	(IRS Employer
of Incorporation or Organization)	Industrial Classification Code Number)	Identification No.)

400 Oser Avenue, Suite 1650
Hauppauge, New York 11788
(631) 231-1200
(Address and telephone number of principal executive offices)

400 Oser Avenue, Suite 1650
Hauppauge, New York 11788
(Address of principal place of business or intended principal place of business

J.C. Chatpar
Cyber Digital, Inc.
400 Oser Avenue, Suite 1650
Hauppauge, New York 11788
(631) 231-1200
(Name, address and telephone number of agent for service)

With a copy to:
Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.

__________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of Shares to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common stock, par value $.0066667 per share	3,200,000 (1)(3)	$0.50	$1,600,000	$49.12

  Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of additional shares of common stock as may be issuable as a result of reclassifications, stock splits, combinations, stock dividends and similar changes, all in accordance with the terms of the secured convertible term note.
  Represents the higher of (a) $0.50, the fixed conversion price under the secured convertible term note, and (b) the offering price of securities of the same class as determined in accordance with Rule 457(c), for the purpose of calculating the registration fee pursuant to Rule 457(g).
  Represents a good faith estimate of the number of shares of common stock that may be issuable as payment of interest and principal in shares of common stock under the secured convertible term note. If such number is insufficient to cover the number of shares of common stock issuable as payment of such interest and principal in shares of common stock under the secured convertible term note, the registrant will not rely upon Rule 416, but will file a new registration statement to cover the resale of such number of additional shares of common stock as is necessary to cover the shares of common stock issuable as payment of interest in shares of common stock on the secured convertible term note.

_____________________

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ____________, 2007

CYBER DIGITAL, INC.

3,200,000 Shares of Common Stock

Laurus Master Fund, Ltd., a selling shareholder, is hereby offering 3,200,000 shares of common stock, par value $0.0066667 per share, of Cyber Digital, Inc., a New York corporation. The shares of common stock to be sold by Laurus include shares of common stock issuable to Laurus pursuant to a secured convertible term note, which we sometimes refer to as the note, in initial outstanding principal amount of $1,307,338.26, at a fixed conversion price of $0.50, subject to specified adjustments. The note was issued to Laurus pursuant to a securities purchase agreement entered into between us and Laurus on June 22, 2007 for effectiveness as of June 1, 2007. We are not selling any securities in this offering, and will not receive any proceeds from the sale of the shares of common stock in this offering. We will pay all expenses of registering this offering of securities.

Our common stock is listed on the Over-the-Counter Bulletin Board under the symbol "CYBD." On September 17, 2007, the closing price for a share of our common stock was $0.15.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION CAPTIONED "RISK FACTORS" BEGINNING ON PAGE 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is __________, 2007.

TABLE OF CONTENTS

PAGE

PROSPECTUS SUMMARY *

RISK FACTORS *

USE OF PROCEEDS *

DETERMINATION OF OFFERING PRICE *

SELLING SHAREHOLDER *

PLAN OF DISTRIBUTION *

LEGAL PROCEEDINGS *

DIRECTORS AND EXECUTIVE OFFICERS *

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT *

DESCRIPTION OF SECURITIES *

INTEREST OF NAMED EXPERTS AND COUNSEL *

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES *

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND CORPORATE GOVERNANCE *

DESCRIPTION OF BUSINESS *

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *

DESCRIPTION OF PROPERTY *

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS *

MARKET FOR OUR COMMON STOCK *

EXECUTIVE COMPENSATION *

FINANCIAL STATEMENTS F-*

PROSPECTUS SUMMARY

This summary highlights certain information we present more fully in the rest of this prospectus. We encourage you to read the entire prospectus carefully.

Business

We design, develop software for, manufacture and market a vast array of high-performance Internet infrastructure systems, such as routers, gateways, firewalls and servers used by Internet service providers to create next-generation digital broadband and virtual private network, or VPN, services. We also design, develop software for, manufacture and market a range of advanced digital-voice-switching infrastructure equipment for private and public switched-voice-network operators worldwide, especially in developing countries. Our mission is to become the leading supplier of digital broadband systems in the United States and digital voice switches to developing countries. We believe that service providers can offer affordable yet modern voice and broadband Internet services by exclusively using our vast array of voice and Internet systems without buying any equipment from our competitors.

The Offering

This prospectus covers up to 3,200,000 shares of our common stock for resale by Laurus Master Fund, Ltd., or Laurus.

On June 22, 2007, in connection with our acquisition through our wholly-owned subsidiary, CYBD Acquisition, Inc., of 100% of the issued and outstanding shares of common stock of New Rochelle Telephone Corp., or NRT, a New York corporation, from eLEC Communications Corp., or eLEC, and our acquisition through our wholly-owned subsidiary, CYBD Acquisition II, Inc., of 100% of the issued and outstanding shares of common stock of Telecarrier Services, Inc., or TSI, a Delaware corporation, from eLEC, we issued to Laurus a secured convertible term note, or the note, in outstanding principal amount of $1,307,338.26, the proceeds of which were used to finance the acquisitions from eLEC described above, subsequently applying such proceeds to repay certain outstanding indebted owing by eLEC to Laurus. We issued the note to Laurus pursuant to a securities purchase agreement, dated as of June 22, 2007, for effectiveness as of June 1, 2007.

The note matures on July 1, 2010. Interest will accrue on the unpaid principal of the note at a rate per annum equal to the "prime rate" published in The Wall Street Journal from time to time, plus two percent, provided that this interest rate shall not at any time be less than nine percent. As of September 17, 2007, the annual interest rate on the note was 10.25%. All or a portion of the outstanding principal and interest due under the note may be converted into shares of our common stock upon satisfaction of specified conditions. The note is convertible into shares of our common stock at a price of $0.50 per share, subject to specified adjustments for reclassifications, stock splits, combinations, stock dividends and the like.

The note is secured by a lien on substantially all of our assets, other than intellectual property assets, pursuant to the terms of a master security agreement dated as of June 22, 2007 for effectiveness as of June 1, 2007. In addition, we have pledged to Laurus our ownership interests in our subsidiaries pursuant to a stock pledge agreement, dated as of June 22, 2007 for effectiveness as of June 1, 2007, to secure our obligations under the note. If an event of default occurs under the master security agreement, the stock pledge agreement or the note, Laurus has the right to accelerate payments under the note and, in addition to any other remedies available to it, to foreclose upon the assets securing the note.

Laurus is not entitled to receive shares of our common stock upon payment of principal or interest on the note or upon conversion of the note if such receipt would cause Laurus to be deemed to beneficially own in excess of 9.99% of the outstanding shares of our common stock on the date of the issuance of such shares. This provision may be waived by Laurus upon 61 days' prior written notice to us.

In connection with the securities purchase agreement, we also entered into a registration rights agreement, dated as of June 22, 2007 for effectiveness as of June 1, 2007, providing for the filing of a registration statement with the Securities and Exchange Commission registering the shares of our common stock issuable upon conversion of the note. We are obligated to file the registration statement no later than 90 days from the date of closing of the issuance of the notes and to use our best efforts to cause the registration statement to be declared effective no later than 180 days after the date of such closing. If the registration statement is not timely filed or declared effective within the timeframe described, or if the registration is suspended other than as permitted in the registration rights agreement, we will be obligated to pay Laurus a fee equal to 1.0% of the original principal amount of the note for each 30-day period (pro rated for partial periods) that such registration obligations are not satisfied, provided that in no event will we be required to pay Laurus an aggregate fee equal to more than 15.0% of the original principal amount of the note. This prospectus forms a part of such registration statement.

Summary Financial Data

The following summary financial information has been derived from our financial statements, and should be read in conjunction with the financial statements and the notes related thereto appearing elsewhere in this prospectus:

	Fiscal Year Ended	Three Months Ended
	March 31, 2007 (audited)	June 30, 2005 (unaudited)
Balance Sheet Data:
Total Assets	$354,734	$3,654,336
Total Liabilities	$2,352,680	$5,801,116
Total Stockholders' Equity (Deficit)	$(1,997,946)	$(2,146,780)

Statement of Operations:
Net Sales	$0	$445,049
Total Operating Expenses	$613,062	$258,591
Other Income (Expense)	$(179,426)	$(50,755)
Net Income (Loss)	$(932,643)	$(145,708)
Income (Loss) Per Share	$(.028)	$(.004)
Shares Outstanding	33,502,101	33,509,013

Company Information

Our executive offices are located at 400 Oser Avenue, Suite 1650, Hauppauge, New York 11788, and our telephone number is (631) 231-1200.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the following risks relating to our business and our common stock, together with the other information described elsewhere in this prospectus. If any of the following risks actually occur, our business could be materially affected, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are, however, not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also impair our business and operations.

We have a history of operating losses and we anticipate future losses.

Since inception, we have generated limited revenues from the sale of our products. We incurred losses of $932,643 and $562,346, respectively, for the fiscal years ending March 31, 2007 and 2006, and we anticipate that losses will continue until such time, if ever, as revenue from operations is sufficient to offset our operating costs.

We will need significant additional funds, which we may not be able to obtain.

We have historically satisfied our working capital requirements through the public and private issuances of equity securities and borrowings from government agencies as well as from our chief executive officer and a shareholder. We will continue to seek additional funds through such channels and from collaborative and other arrangements with corporate partners. However, we may not be able to obtain, from these or other sources, adequate funds when needed or funding that is on terms acceptable to us. If we fail to obtain sufficient funds, we may need to delay, scale back or terminate some or all of our research and development programs and our anticipated expansion or otherwise curtail our operations.

We expect to have foreign sales, so our business is subject to the additional risks associated with doing business overseas.

We expect that a portion of our revenues may be derived from sales of our products in foreign markets. Accordingly, we will be subject to all of the risks associated with foreign trade. These risks include shipping delays, increased credit risks, trade restrictions, export duties and tariffs, fluctuations in foreign currency, and uncertainties in international, political, regulatory and economic developments. In addition, we anticipate that our foreign operations will require us to devote significant resources to system installation, training and service, areas in which we have limited experience.

We may be unable to adapt to the rapid technological change that characterizes our industry.

The technology related to digital voice switching and networking systems, including Internet Protocol (IP) packet-based high-speed broadband systems, is evolving at a rapid pace. To ensure that our current systems do not become obsolete, we will need to invest significant time and resources in research and development and testing.

We cannot guarantee that there will be a market for our systems and services.

The market for UNE-P migration services for both local-loop digital voice and IP packet-based broadband data is in the early stages of development. Consequently, we cannot accurately predict whether the market for our systems or services will fail to develop, grow more slowly than anticipated, or become saturated with competitors. It is expected that nascent UNE-P migration service providers will emerge and perhaps, some have already entered this emerging market ahead of us without our knowledge. Although we have resolved certain critical issues facing commercial use of local-loop digital voice and broadband data systems for Internet and local area network access, including security, reliability, ease and cost of access and quality of service, we cannot guarantee market acceptance of our systems and hence, the underlying services.

Our limited marketing activity may materially adversely affect our business.

If our systems or services are to be accepted by the market, we will need to create an awareness of, and demand for, our systems and services. We have not yet engaged in such marketing activities to any degree, as we lack the resources to do so. Furthermore, any such marketing activities that we engage in may prove unsuccessful.

The market in which we operate is intensely competitive, and we may not be able to compete effectively, especially against established industry competitors.

We operate in an intensely competitive business. Among our principal competitors are well-established foreign and domestic companies, including Alcatel-Lucent Technologies, Nortel Networks, Siemens Corp., L.M. Ericsson Corp., Alcatel Telecom, and others that have developed systems that perform many of the same functions as our systems. In addition, computer networking companies engaged in empowering the Internet include companies such as Cisco Systems Inc., Juniper Networks, Check Point Software Technologies, Novell Inc., 3Com, and IBM Corp. which dominate the industry. All of these companies have substantially greater financing, marketing personnel and other resources than we do. In addition, they have established reputations for success in developing, selling, and servicing digital switching and networking and related systems and have established significant market penetration for their systems. These competitors also have the research-and-development capabilities and financial and technical resources necessary to enable them to respond to technological advances as well as evolving industry standards.

Our operating results may fluctuate.

Our operating results could vary from period to period as a result of the time it takes to complete a sale. Our sales cycle for foreign contracts generally starts when a prospective customer issues a request for a proposal and ends when we sign a sales contract with that customer, and typically lasts from 6 to 36 months. The period from signing of the sales contract until delivery, installation, and acceptance of a system (which is when we recognize revenues) typically ranges from 3 to 9 months. The principal factors affecting delivery and installation time are the configuration and complexity of the system and the availability of third-party hardware components. Other factors contributing to fluctuation of our operating results include the timing of introduction of new systems by us and by our competitors and fluctuation in expenses, whether related to sales and marketing, product development, or administration.

We have obtained and expect to continue to secure a portion of our foreign contracts through competitive bidding.

Competitive bidding is typically a lengthy process that often results in resources being expended on bids that are not accepted. Additionally, inherent in the competitive bidding process is the risk that actual costs may exceed projected costs used in calculating the bid price. Moreover, we may be required to post bid or performance bonds in connection with contracts with foreign agencies. To date, our limited capital resources have restricted our ability to obtain bonds and to bid on larger contracts, and we may find ourselves similarly restricted in the future.

We depend on third parties to market and sell of our systems and services.

We rely significantly on indirect sales channels to market and sell our systems and services. Our current agreements with indirect sales channels are non-exclusive, and we anticipate that any such agreements we enter into in the future will also be non-exclusive. Non-exclusivity allows these sales channels to resell systems or services offered by our competitors. Furthermore, our agreements are generally short-term, and can be cancelled by these sales channels without significant financial consequence. We cannot control how these sales channels perform and cannot be certain that either our customers or we will be satisfied by their performance. Also, many of these companies compete with us.

Our ability to compete will suffer if we are unable to protect our patent rights and trade secrets or if we infringe the proprietary rights of third parties.

We rely solely on trade secret, copyright, and trademark laws to protect our proprietary software and hardware technology. We do not hold any patents and we have not filed any patent applications that relate to any of our technology. Our competitors may learn our trade secrets or develop them independently. In addition, we seek to protect our trade secrets and other proprietary information in part by means of confidentiality agreements with our collaborators, employees, and consultants. If any of these agreements is breached, we may be without adequate remedies. Costs related to settling any disputes that may arise from our need to protect our proprietary rights may be significant. Although we do not believe that we are infringing on any patent or other proprietary rights, others may claim that we are doing so. Any such claim would likely be time-consuming and expensive to defend, particularly if we are unsuccessful, and could prevent us from selling our products or services. In addition, we may also be forced to enter into costly and burdensome royalty and licensing agreements.

The loss of J.C. Chatpar would likely have an adverse effect on our business.

Our future success will depend largely on our ability to retain the services of J.C. Chatpar, our founder, President and Chief Executive Officer. Mr. Chatpar is primarily responsible for developing our proprietary technology and managing our company, including its business development and marketing functions. We currently have a three-year employment contract with Mr. Chatpar that prevents him from competing with us during his employment. We do not have a "key person" life insurance policy for any of our personnel, including Mr. Chatpar. If we lose Mr. Chatpar's services, it would have a material adverse effect on our business.

Our President and Chief Executive Officer controls a significant percentage of our common stock.

As of September 17, 2007, J.C. Chatpar, our President and Chief Executive Officer, beneficially owned approximately 46% of our outstanding common stock. Mr. Chatpar is able to influence all matters requiring shareholder approval, including election of directors and approval of significant corporate transactions. This concentration of ownership, which is not subject to any voting restrictions, could limit the price that investors might be willing to pay for our common stock. In addition, Mr. Chatpar is in a position to impede transactions that may be desirable for other shareholders. He could, for example, make it more difficult for a potential acquiror to take control of us.

Our success depends on our ability to hire and retain management personnel.

Our success also depends on our ability to hire and retain skilled operating, marketing, technical, financial and management personnel. In the telecommunications and network systems business sectors, competition in connection with hiring and retaining skilled and dependable personnel is intense. We may not offer salaries or benefits that are competitive with those offered by our competitors or by universities, research entities and other organizations, which may have significantly more resources than we have. We may not succeed in hiring and retaining such personnel.

Our business and results of operations could be materially and adversely impacted if we fail to successfully integrate NRT, TSI and any other businesses we may acquire in the future.

As part of our growth strategy, we acquired NRT and TSI in June 2007, and may acquire additional businesses in the future. The integration of NRT, TSI and any businesses we may acquire in the future may not be successful or improve our revenues. We believe that the acquisitions of NRT and TSI will enhance our business opportunities and our growth prospects. However, these acquisitions, and any other acquisitions we may make in the future, involve risks that could materially and adversely affect our business and results of operations. These risks include, among others:

  distraction of management from our existing business operations;
  loss of key personnel and other employees;
  costs, delays and inefficiencies associated with integrating the operations and personnel of the acquired business;
  the impairment of acquired assets and goodwill; and
  acquiring the contingent and other liabilities of the acquired business.

In addition, businesses we acquire may not provide us with the desired increase in business opportunities or result in the growth that we anticipate. Furthermore, integrating acquired operations is a complex, time-consuming and expensive process. Combining acquired operations with our existing operations may result in lower overall operating margins, greater volatility in the price of our common stock and fluctuations in our quarterly earnings. Also, cultural incompatibilities, career uncertainties and other factors related to our acquisitions may result in the loss of employees. Failure to successfully integrate complementary practices of acquired businesses, or to achieve the business synergies or other anticipated benefits of our acquisitions, could materially and adversely affect our business and results of operations.

We have incurred significant indebtedness in connection with our acquisitions of New Rochelle Telephone Corp. and Telecarrier Services, Inc., which may adversely affect our ability to finance our operations, pursue desirable business opportunities and successfully run our business in the future.

Pursuant to the terms of our securities purchase agreement with Laurus, we issued a secured convertible term note to Laurus in outstanding principal amount of $1,307,338.26, the proceeds of which were used to acquire NRT and TSI from eLEC. The note is secured by a lien on substantially all of our assets, other than intellectual property assets, pursuant to the terms of a master security agreement we executed in favor of Laurus. The note matures on July 1, 2010. Interest will accrue on the unpaid principal of the note at a rate per annum equal to the "prime rate" published in The Wall Street Journal from time to time, plus two percent, provided that this interest rate shall not at any time be less than nine percent. As of September 17, 2007, the annual interest rate on the note was 10.25%. From July 1, 2007 through and until July 1, 2010, the maturity date of the note, interest on the note is payable monthly. Beginning on January 2, 2008, we will be required to make monthly amortizing principal payments of $39,616.31 to Laurus, in addition to the required interest payments. Although we believe that our operating cash flows will be sufficient for us to comply with our payment obligations under the note and to continue to fund our operating requirements, this indebtedness could materially and adversely affect our business and operating results. For example:

  The terms of our securities purchase agreement with Laurus contain numerous restrictive covenants which, among other things, will restrict us in our ability to incur additional indebtedness, declare or pay dividends on our common stock or materially change the scope of our business. If we do not comply with these or any of our other obligations under the securities purchase agreement, an event of default may result which, if not cured or waived, could require us to repay the outstanding indebtedness immediately.
  We may be more vulnerable in the event of downturns and adverse changes in our business, our industry or the economy generally due to our need for increased cash flow to service this indebtedness.
  We may have difficulty obtaining additional financing, if necessary, at favorable interest rates to meet requirements for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes.
  We will be required to dedicate a substantial portion of our cash flows to the payments of principal and interest on this indebtedness, which will reduce the amount of funds available to us for operations, capital expenditures and future acquisitions.

We are dependent on third-party suppliers.

We depend on others to manufacture all of the component parts we incorporate into our systems. We purchase our component parts from numerous third-party manufacturers and believe that numerous alternative sources of supply are readily available for most component parts. We depend on our suppliers to satisfy performance and quality specifications and to dedicate sufficient production capacity for components within scheduled delivery times. We do not maintain contracts with any of our suppliers; instead, we purchase our system components pursuant to purchase orders placed from time to time in the ordinary course of business. This means we are vulnerable to unanticipated price increases.

We depend on a single supplier for certain semiconductor chips, such as embedded processors and Pentium processors from Intel Corporation, telecom chips from Motorola, Texas Instruments and National Semiconductor, PLDs and FPGAs from Altera, and T1/T3 chips from Rockwell Semiconductors and PMC-Sierra Corp. If any of these semiconductor chips are discontinued, we would have to redesign some of our systems by using other vendors' components. This would likely result in delays.

We are subject to various governmental regulations.

The telecommunications and related networking industries in which we compete are highly regulated in both the United States and internationally. Imposition of public carrier tariffs and taxation of telecommunications services could significantly reduce demand for our systems. Furthermore, regulation or deregulation of public carrier services in the United States or elsewhere, may determine the extent to which we will be able to enter and penetrate markets in the United States and internationally and may result in significantly increased competition. Furthermore, our systems must comply with equipment, interface, and installation standards promulgated by communications regulatory authorities and industry standards imposed by domestic and foreign carriers. Changes in these standards could result in our incurring additional expenses.

Trading in our common stock may be limited.

Our common stock is quoted on the Over-the-Counter Bulletin Board. The Over-the-Counter Bulletin Board is not, however, an exchange, and trading in securities on the Over-the-Counter Bulletin Board is often more sporadic than trading in securities listed on an exchange or NASDAQ. Consequently, our shareholders may have difficulty reselling any shares of our common stock.

Because "penny stock" rules apply to trading in our common stock, our shareholders may find it difficult to sell the shares.

Our common stock is a "penny stock," as it is not listed on an exchange and trades at less than $5.00 a share. Broker-dealers who sell penny stocks must provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. This document provides information about penny stocks and the nature and level of risks involved in investing in the penny-stock market. A broker must also give a purchaser, orally or in writing, bid and offer quotations and information regarding broker and salesperson compensation, make a written determination that the penny stock is a suitable investment for the purchaser, and obtain the purchaser's written agreement to the purchase. Consequently, the penny stock rules may make it difficult for our shareholders to sell their shares of our common stock.

Issuance of our shares of common stock to fund our UNE-P migration services business may significantly dilute the equity interest of existing shareholders.

We will need significant additional funds to enter UNE-P migration services business, which will require us to issue more shares of our common stock. Accordingly, this causes a greater risk of dilution. The perceived risk of dilution may cause some of our shareholders to sell their shares, which could have a depressive effect on the price of our common stock.

We expect that our stock price will be volatile.

Like the stock of many small-capitalization companies, the market price for our common stock has been volatile for reasons not necessarily related to our performance or asset value, and we expect that it will continue to be so for the foreseeable future. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs and would divert management's attention and resources.

USE OF PROCEEDS

We will not receive any proceeds from any sales of the shares by the selling shareholder.

DETERMINATION OF OFFERING PRICE

The selling shareholder may sell shares from time to time in negotiated transactions, brokers' transactions or a combination of such methods at market prices prevailing at the time of the sale or at negotiated prices.

SELLING SHAREHOLDER

Laurus Master Fund, Ltd.

The selling shareholder is Laurus Master Fund, Ltd., or Laurus, a Cayman Islands company. Laurus invests in small and micro cap companies for its own account. The offices of its investment manager, Laurus Capital Management, LLC, are located at 335 Madison Avenue, 10th Floor, New York, New York 10017. Other than its right to acquire our common shares under the note, Laurus has no other commitments or arrangements to purchase or sell any of our securities. There are no business relationships between Laurus and us other than as contemplated by the securities purchase agreement.

This prospectus covers up to 3,200,000 shares of our common stock issuable upon the conversion of the secured convertible term note that we issued to Laurus in connection with the securities purchase agreement.

PLAN OF DISTRIBUTION

We anticipate that the selling shareholder may sell all or a portion of the shares offered by this prospectus from time to time on the Over-the-Counter Bulletin Board, on securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale, at prices reasonably related to the market price or at negotiated prices. Sale of the shares offered by this prospectus may be effected by one or more of the following methods:

  ordinary brokerage transactions and transactions in which the broker solicits purchases;
  sales to one or more brokers or dealers as principal, and resale by those brokers or dealers for their account, including resales to other brokers and dealers;
  block trades in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; or
  privately negotiated transactions with purchasers.

We are not aware as of the date of this prospectus of any agreements between Laurus and any broker-dealers regarding the sale of the shares offered by this prospectus, although we have made no inquiry in that regard.

We will file, during any period during which we are required to do so under our registration rights agreement with Laurus, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus.

The selling shareholder may be deemed to be an "underwriter" within the meaning of the Securities Act. Any broker, dealer or other agent executing a sell order on behalf of the selling shareholder may be considered to be an underwriter within the meaning of the Securities Act, in which case commissions received by any of these brokers, dealers or agents and profit on any resale of the shares may be considered to be underwriting commissions under the Securities Act. These commissions received by a broker, dealer or agent may be in excess of customary compensation.

All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred will be borne by the selling shareholder.

LEGAL PROCEEDINGS

There are no legal proceedings against us and we are not aware of any such proceedings contemplated against us.

DIRECTORS AND EXECUTIVE OFFICERS

The directors, executive officers and key employees of our company are:

Name	Age	Office
Jawahar C. Chatpar	59	Chairman of the Board, President and Chief Executive Officer
Jack P. Dorfman	70	Director
Terry L. Jones	60	Director

Jawahar C. Chatpar is the founder of our company and has served as Chief Executive Officer since our inception. Mr. Chatpar has served as Chairman of the Board since March 1991. He served as President of our company from inception until November 1986, and has again served as President of our company from March 1991 until present. Mr. Chatpar also served as Secretary from November 1986 until March 1991. Mr. Chatpar has also served as a director since inception. Mr. Chatpar founded our company in 1983 as a successor to a Canadian corporation of the same name, which he founded in 1982. Mr. Chatpar is primarily responsible for developing our proprietary technology and managing our company, including its business development and marketing functions. Mr. Chatpar holds a B.Tech (honors) degree in Electrical Engineering from the Indian Institute of Technology, Bombay, India and an M.S. degree in Electrical Engineering from the University of Waterloo, Canada.

Jack P. Dorfman joined our company as a Director in November 1993, and has served as Secretary from October 1995 until March 2000. Mr. Dorfman has otherwise been retired since June 1996.

Terry L. Jones has served as a Director of our company since November 1997. He has been the President of Syndicated Communications, Inc., or Syncom, a communications venture capital investment company, since 1990. Mr. Jones serves in various capacities, including director, president, general partner and vice president, for various other entities affiliated with Syncom. He also serves on the Board of Directors of Radio One, Inc. Mr. Jones earned his B.S. degree from Trinity College, his M.S. from George Washington University and his M.B.A. from Harvard Business School.

There are no family relationship among our directors and officers. All our executive officers are appointed by and serve at the discretion of the board of directors. All our executive officers and key employees are at-will employees.

Section 16(a) of the Securities Exchange Act of 1934, as amended, or the 1934 Act, requires our directors and executive officers, and persons who own more than ten (10%) percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities in us. Reporting persons are required by SEC regulations to furnish our company with copies of all Section 16(a) forms they file. To our knowledge, based solely on our review of the copies of such reports furnished to us, all such persons, on a timely basis, filed the reports required by Section 16(a) of the 1934 Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our company's common stock as of September 17, 2007, for (i) each person or group that is known to us to be a beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each of the named officers and directors, and (iii) all directors and executive officers of our company as a group. Except as otherwise indicated, we believe that such beneficial owners, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws, where applicable.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Owned	Percentage Owned (1)(2)
J.C. Chatpar (3) c/o Cyber Digital, Inc. 400 Oser Avenue Hauppauge, NY 11788	30,058,318	46.4%
Jack P. Dorfman (4)	405,000	*
Terry L. Jones (5)	1,486,845	2.3%
Prem Chatpar (6)	7,399,611	11.4%
Laurus Master Fund, Ltd. (7)	3,200,000	9.5%
All directors and executive officers as a group (three (3) persons)	31,950,163	49.3%

* - denotes less than 1%

(1) For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any security which such person or persons have or have the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person.

(2) Assumes the exercise of all of the outstanding options and warrants to purchase in the aggregate 17,747,350 and 13,477,500, respectively, shares of our common stock.

(3) Includes 11,828,500 shares as to which Mr. J.C. Chatpar holds non-qualified stock options, which are exercisable at any time. Includes warrants to purchase 10,672,500 shares. Excludes 4,500,000 shares, as to which Mr. J.C. Chatpar holds non-qualified stock options, which are not exercisable, until certain conditions are attained. Does not include 714,000 shares owned by his wife, Sylvie Chatpar, to which shares Mr. J.C. Chatpar disclaims beneficial ownership.

(4) Includes 315,000 shares as to which Mr. Dorfman holds a non-qualified stock option, which are exercisable at any time. Does not include 540,000 shares owned by his wife, Sandra Dorfman, to which shares Mr. Dorfman disclaims beneficial ownership.

(5) Mr. Terry Jones is a general partner of a limited partnership that is the general partner of Syndicated Communications Venture Partners III, L.P., a fund which, on April 14, 1998, converted all of its outstanding Series B-1 preferred stock into 1,291,845 shares of our common stock at a conversion price of $1.93 per share. Includes 195,000 shares as to which Mr. Jones holds non-qualified stock options which are exercisable at any time.

(6) Includes warrants to purchase 2,745,000 shares. Mr. Prem Chatpar is an individual shareholder and is the brother of Mr. J.C. Chatpar.

(7) Laurus holds a secured convertible term note that is convertible into 3,200,000 shares of common stock. The note contains a provision know as an "exercise cap" which prohibits the holder of the note (and its affiliates) from converting the note to the extent that, giving effect to such conversion or exercise, such holder would beneficially own in excess of 9.99% of our company's outstanding common stock. The holder can waive this 9.99% limit, but such waiver will not become effective until the 61st day after such notice is delivered to our company.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares, of which 90,000,000 shares are common stock, par value $0.0066667 per share, of which 33,529,813 shares were issued and outstanding at September 17, 2007, and 10,000,000 shares are preferred stock, par value $0.05 per share. At September 17, 2007, 310 shares of our Series C Preferred Stock were issued and outstanding and 50 shares of our Series E Preferred Stock were issued and outstanding.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by our shareholders. Holders of our common stock do not have cumulative voting rights. Holders of our common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share pro rata in all assets remaining after payment in full of all liabilities. All of the outstanding shares of our common stock are fully paid and non-assessable.

Holders of our common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to our common stock

Preferred Stock

We are authorized to issue 10,000,000 shares of our preferred stock which may be issued in one or more series with such rights and designations, including without limitation, voting powers, preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, conversion rights, liquidation privileges, dividend rights, redemption price or prices and terms of redemption, including sinking funds provision, as may be determined by the action of the board of director without any further vote or action by our shareholders.

Series C Preferred Stock

At September 17, 2007, 310 shares of our Series C Preferred Stock were issued and outstanding. Our Series C Preferred Stock entitles each holder thereof dividends at a rate of 6% of the original issue price per annum and is convertible into restricted shares of our common stock at a price to be determined based upon the following:

  if the notice of conversion is given within ninety days of issuance of the preferred shares, the conversion will be $4.00 per restricted common share, adjusted for 3-for-2 stock split effective June 26, 2006; or
  if the notice of conversion is given after ninety days of the issuance of the preferred shares, the conversion price will be the lesser of the fixed conversion price of $4.00 per restricted common share or 85% of the average closing price of our common stock for the five trading days prior to the conversion date, but not less than 50% of the fixed conversion price.

The company has a right to redeem the Series C Preferred Stock at a price of 120% of the original Series C Preferred Stock issue price, plus all unpaid dividends at the date of redemption. Holders of Series C Preferred Stock do not vote with our common shareholders, other than as required by New York law.

Series E Preferred Stock

At September 17, 2007, 50 shares of our Series E Preferred Stock were issued and outstanding. Our Series E Preferred Stock entitles each holder thereof to receive a cumulative annual dividend equal to 25% of the Series E Preferred Stock issue price. The dividend shall be payable in cash or in shares of our common stock upon conversion or at the end of the three-year term.

The Series E Preferred Stock is convertible into restricted shares of our common stock at a price to be determined based upon the following:

  if the notice of conversion is given within one year of issuance of the preferred shares, the conversion will be $1.33 per restricted common share, adjusted for 3-for-2 stock split effective June 26, 2006; or
  if the notice of conversion is given after one year of the issuance of the preferred shares, the conversion price will be the lesser of the fixed conversion price of $1.333 per restricted common share or 100% of the average closing price of our common stock for the ten trading days prior to the conversion date, but not less than 10% of the fixed conversion price.

We have the right to redeem the Series E Preferred Stock at a price of 100% of the original Series E issue price, plus all unpaid dividends at the date of redemption. Holders of Series E Preferred Stock do not vote with our common shareholders, other than as required by New York law.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements included in this prospectus have been duly audited by Blanchfield, Kober & Company, P.C., independent auditors, and have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The legality of the shares being offered will be passed upon by Kramer Levin Naftalis & Frankel LLP. Such firm holds shares of our common stock.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

To the fullest extent that limitations on the liability of directors and officers are permitted by the New York Business Corporation Law, no director or officer of our company shall have any liability to our company or its shareholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of the Company whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

Our company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the New York Business Corporation Law. Our company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the New York Business Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

CERTAIN RELATIONSHIPS AND TRANSACTIONS AND DIRECTOR INDEPENDENCE

Related Party Transactions

See "Certain Relationships and Related Transactions."

Director Independence

The Board has determined that each of Messrs. Dorfman and Jones is an independent director under applicable SEC rules.

DESCRIPTION OF BUSINESS

OVERVIEW

We are a designer, software developer and manufacturer of a range of unique distributed digital-voice-switching and Internet Protocol (IP) broadband infrastructure equipment such as Class 5 local digital central office switches, Class 4 regional tandem digital central office switches, IP soft-switches, routers, gateways, firewalls, voice-over IP (VoIP) and virtual private network (VPN) systems for public-switched-telephone-network (PSTN) operators and Internet Service Providers (ISP) worldwide.

With our latest generation of software based switching systems, we can offer affordable voice and broadband data local switching services. Our mission is to become (i) a leading alternative local switching service provider offering aggregated VoIP and broadband services in the United States, and (ii) a cost-effective supplier of our digital voice switches and broadband data equipment to developing countries. In the U.S., we expect to generate recurring revenues from selling aggregated VoIP and managed IP digital broadband services to small businesses and residential customers. We believe that we are one of the first companies to offer aggregated VoIP services on existing telephone lines without requiring any additional customer premise equipment (CPE) or any changes to current wiring or network connection.

Unlike our competitor's systems, our systems are neither labor nor capital intensive but are software intensive. This capability, in contrast to that of our competitor's, makes our systems more compact, less power consuming and more affordable. Our digital voice switching and Internet Protocol (IP) infrastructure systems are based on our proprietary operating system software, which provides high performance, reliability and functionality. We own the source code of our operating system. This allows us the flexibility to meet market demands without depending on third party operating systems. We believe that we are one of a very few companies in the world with proprietary hardware and software technology of distributed digital switching. We have expended over $20 million dollars on the development of our rock solid proprietary state-of-the-art technologies, which is built on 24 years of experience. Our systems are ideally suited for the U.S. pursuant to the recent Federal Communications Commission (FCC) rulings.

Beginning March 2005, FCC decided to phase out UNE-P rules that forced the Bells to lease its local switching networks to competitive local exchange carriers (CLECs) at cut-rate prices. FCC further rules that CLECs must migrate all customers to non-Bell networks by March 2006 or pay rates to the Bells for using their local switching facilities. Today, CLECs lease 17 million lines for $4.5 billion per year from the Bells, creating an immediate market opportunity. Moreover, the Bells own 173 million lines creating a huge migration services opportunity for many years to come. This ruling favors us to evolve as an alternative local switching network provider, that is, as an UNE-P migration service provider, to these CLECs as well as directly sell aggregated VoIP and digital broadband services to small businesses and residential customers.

We intend to be the leading company to offer local switching (UNE-P) migration services to CLECs by deploying our vast array of local voice and IP broadband data switching infrastructure systems by co-locating our systems in various Bell central offices. In anticipation of this, we signed an agreement with Level 3 Communications who will provide for global voice and data termination services to all traffic originating on our local switching systems. In the U.S., providers of local switching networks retain substantial portion of the recurring revenues as call origination services, and payout insignificant portion for call termination services. We will provide our local switching (UNE-P) migration services to CLECs at affordable rates on recurring basis for local, long distance and international calls as well as broadband Internet access, aggregated VoIP and virtual private network (VPN) services.

We were formed on April 4, 1983, in the state of New York. Our executive offices are located at 400 Oser Avenue, Suite 1650, Hauppauge, NY 11788 and our telephone number is (631) 231-1200. Our Website is www.cyberdigitalinc.com.

INDUSTRY BACKGROUND

International Target Market

The tremendous growth of the Internet has revolutionized the communications industry. Today, the Internet connects millions of people around the world who are able to share information instantly without geographic boundaries. The Internet is bound only by the voice-network upon which it resides; without this network in place users cannot take advantage of powerful Internet applications.

In developed countries, such as the United States, the requisite voice network is already in place, hence the number of Internet users is growing at unprecedented rates. In developing countries, there is some basic voice network, leaving many of these nations struggling to take part in the Internet revolution.

The demand for Internet applications, such as distance learning, municipal virtual private networks and medical/emergency communications systems have induced developing countries to aggressively invest in communications infrastructure. These countries must first build a basic voice network, the platform of the Internet, before they can become part of this information revolution.

Unlike technologically advanced countries, where the existing public voice telephone network consists of monolithic centralized digital switches, developing countries are seeking an alternative cost-effective approach, such as our distributed digital switching systems with wireless backhaul network connectivity. We believe that the trend in the telecommunications industry towards distributed switching from monolithic centralized switching is similar to the trend in the computer industry towards distributed networking personal computers from monolithic centralized mainframe computers. Similar to the computer industry where personal computing has been brought closer to the users, our distributed switching systems are also being installed closer to groups of subscribers, thereby dramatically reducing the cost of cabling. We believe that with our distributed switching system with wireless backhaul capability, the public telephone operating companies in developing countries can rapidly provide telephone services to their customers. It is substantially easier to install small, distributed switches than large monolithic centralized switches with their corresponding long cabling infrastructure. We believe that our digital voice switches are well suited for developing countries.

Domestic Market

We believe that an emerging market opportunity has been created in the United States due to the recent FCC policy, as follows:

Emerging Market Opportunity in the FCC Regulated Market

On June 15, 2004, Supreme Court approved the FCC's new ruling on phone policy released on August 21, 2003, requiring the Bells' competitors, such as competitive local exchange carriers (CLECs) and long distance carriers (LDC), to use their own voice and data switches for connecting calls instead of leasing the Bells' voice and data switches (hereinafter referred to as "UNE-P Phase Out Policy"). UNE-P is an acronym for Unbundled Network Element - Platform, where Platform means the Bells' voice and data switches, the leasing of which is being phased out. Prior to this UNE-P Phase Out Policy, there was no incentive for CLECs or LDCs to build their local voice and data switching networks in the U.S. On October 12, 2004 the Supreme Court declined to hear an appeal by AT&T and MCI and other CLECs that had requested access to the Bells' voice and data switches. As a result of the court's and FCC's decisions, AT&T and MCI have pulled back in their marketing of residential and small business telephone services. On December 15, 2004, FCC issued the UNE-P Phase Out Policy and associated tariffs with effectiveness beginning March 11, 2005. We believe that the UNE-P Phase Out Policy has created an emerging growth market opportunity, because CLECs and LDCs are forced to allocate capital towards building their local switching infrastructure or obtain UNE-P migration services from companies, like Cyber Digital, that are envisioning to enter this market. As of now, there are no UNE-P migration service providers in the U.S.

The UNE-P Phase Out Policy enforces the CLECs, LDCs, and ISPs collectively as CSPs to transition off to other local telephone and broadband switching infrastructure instead of using the Bells' local switching networks. This is expected to create a metamorphosis in local voice and data switching infrastructure expansion by Cyber Digital as a nascent UNE-P migration provider to CSPs. The economics of building local switching networks is vastly different from that of long distance networks. The capital investment required to build a local switching networks is five to six times higher than the capital costs of long distance networks, because such networks must extend all the way into the offices and homes of their customers. The UNE-L policy permits Cyber Digital to lease the copper wires to subscriber premises at cut-rate prices from the Bells. This would allow us to co-locate our switches in numerous central offices owned by the Bells to offer UNE-P migration service to CSPs. Therefore, we believe that the FCC's UNE-P Phase Out Policy has created an enormous market opportunity in the UNE-P migration service provision area for us.

The following is the full News Release issued by FCC on December 15, 2004, which became effective as of March 11, 2005:

FOR IMMEDIATE RELEASE:

December 15, 2004

FCC ADOPTS NEW RULES FOR NETWORK UNBUNDLING OBLIGATIONS OF INCUMBENT LOCAL PHONE CARRIERS

New Network Unbundling Rules Preserve Access to Incumbents' Networks by Facilities-Based Competitors Seeking to Enter the Local Telecommunications Market

Washington, D.C. - The Federal Communications Commission today adopted rules concerning incumbent local exchange carriers' (incumbent LECs') obligations to make elements of their network available to other carriers seeking to enter the local telecommunications market. The new framework builds on actions by the Commission to limit unbundling to provide incentives for both incumbent carriers and new entrants to invest in the telecommunications market in a way that best allows for innovation and sustainable competition.

The rules directly respond to the March 2004 decision by the U.S. Court of Appeals for the D.C. Circuit which overturned portions of the Commission's Unbundled Network Element (UNE) rules in its Triennial Review Order. We provide a brief summary of the key issues resolved in today's decision below.

    Unbundling Framework. We clarify the impairment standard adopted in the Triennial Review Order in one respect and modify its application in three respects. First, we clarify that we evaluate impairment with regard to the capabilities of a reasonably efficient competitor. Second, we set aside the Triennial Review Order's "qualifying service" interpretation of section 251(d)(2), but prohibit the use of UNEs for the provision of telecommunications services in the mobile wireless and long-distance markets, which we previously have found to be competitive. Third, in applying our impairment test, we draw reasonable inferences regarding the prospects for competition in one geographic market based on the state of competition in other, similar markets. Fourth, we consider the appropriate role of tariffed incumbent LEC services in our unbundling framework, and determine that in the context of the local exchange markets, a general rule prohibiting access to UNEs whenever a requesting carrier is able to compete using an incumbent LEC's tariffed offering would be inappropriate.
    Dedicated Interoffice Transport. Competing carriers are impaired without access to DS1 transport except on routes connecting a pair of wire centers, where both wire centers contain at least four fiber-based collocators or at least 38,000 business access lines. Competing carriers are impaired without access to DS3 or dark fiber transport except on routes connecting a pair of wire centers, each of which contains at least three fiber-based collocators or at least 24,000 business lines. Finally, competing carriers are not impaired without access to entrance facilities connecting an incumbent LEC's network with a competitive LEC's network in any instance. We adopt a 12-month plan for competing carriers to transition away from use of DS1- and DS3-capacity dedicated transport where they are not impaired, and an 18-month plan to govern transitions away from dark fiber transport. These transition plans apply only to the embedded customer base, and do not permit competitive LECs to add new dedicated transport UNEs in the absence of impairment. During the transition periods, competitive carriers will retain access to unbundled dedicated transport at a rate equal to the higher of (1) 115% of the rate the requesting carrier paid for the transport element on June 15, 2004, or (2) 115% of the rate the state commission has established or establishes, if any, between June 16, 2004 and the effective date of this Order.
    High-Capacity Loops. Competitive LECs are impaired without access to DS3-capacity loops except in any building within the service area of a wire center containing 38,000 or more business lines and 4 or more fiber-based collocators. Competitive LECs are impaired without access to DS1-capacity loops except in any building within the service area of a wire center containing 60,000 or more business lines and 4 or more fiber-based collocators. Competitive LECs are not impaired without access to dark fiber loops in any instance. We adopt a 12-month plan for competing carriers to transition away from use of DS1- and DS3-capacity loops where they are not impaired, and an 18-month plan to govern transitions away from dark fiber loops. These transition plans apply only to the embedded customer base, and do not permit competitive LECs to add new high-capacity loop UNEs in the absence of impairment. During the transition periods, competitive carriers will retain access to unbundled facilities at a rate equal to the higher of (1) 115% of the rate the requesting carrier paid for the transport element on June 15, 2004, or (2) 115% of the rate the state commission has established or establishes, if any, between June 16, 2004 and the effective date of this Order.
    Mass Market Local Circuit Switching. Incumbent LECs have no obligation to provide competitive LECs with unbundled access to mass market local circuit switching. We adopt a 12-month plan for competing carriers to transition away from use of unbundled mass market local circuit switching. This transition plan applies only to the embedded customer base, and does not permit competitive LECs to add new switching UNEs. During the transition period, competitive carriers will retain access to the UNE platform (i.e., the combination of an unbundled loop, unbundled local circuit switching, and shared transport) at a rate equal to the higher of (1) the rate at which the requesting carrier leased that combination of elements on June 15, 2004, plus one dollar, or (2) the rate the state public utility commission establishes, if any, between June 16, 2004, and the effective date of this Order, for this combination of elements, plus one dollar.

Action by the Commission, December 15, 2004 by Order on Remand (FCC 04-290). Chairman Powell, Commissioners Abernathy and Martin, with Commissioners Copps and Adelstein dissenting. Chairman Powell, Commissioners Abernathy, Copps and Adelstein issuing separate statements.

We believe that for the first time in our history, market opens for our digital voice switches and broadband systems for the creation of local switching network services, especially referring to Mass Market Local Circuit Switching and High-Capacity Loops. We believe that metamorphosis in wireline local voice and broadband switching infrastructure expansion will begin soon and will support our growth for many years. We believe that a high growth market opportunity has been created by the UNE-P Phase Out Policy, because CLECs and LDCs are forced to allocate capital towards building their local switching infrastructure or seek for such UNE-P migration services from other providers, such as Cyber Digital.

These competitors CLECs and LDCs have lost the battle with the Bells. Beginning year 2005, the Bells will begin to virtually shut off access to their local voice and data switches or the CLECs must pay exorbitant rates to the Bells for using their local switching facilities. The local voice switch access charges will be rising dramatically, making local voice switch ownership by CLECs and LDCs an increasingly key factor for their future or seek UNE-P migration services from other providers. However, CLECs, LDCs and nascent UNE-P migration providers would be able to lease the copper wires to subscriber premises at cut-rate prices from the Bells, under the UNE-L policy. UNE-L is an acronym for Unbundled Network Element - Line, where Line means the copper wires to subscriber premises. This would permit CLECs, LDCs and nascent UNE-P migration providers (such as Cyber Digital) to co-locate their voice and data switches in the Bells' central offices. Hence, CLECs, LDCs and nascent UNE-P migration providers must rapidly build their own local switching facilities and networks. FCC further rules that CLECs and LDCs must also provide broadband data services along with voice services. So also FCC mandates that Internet service providers (ISP) must also provide voice along with broadband data services. Hence, CLECs, LDCs and ISPs must build their own local voice and broadband switching facilities and networks to serve their business and residential customers or obtain such services from nascent UNE-P migration providers. This means huge demand for our digital voice switches and broadband systems by nascent UNE-P migration providers and competitive service providers (CSPs) (hereinafter includes CLECs, LDCs and ISPs). We believe that combined power of our digital voice switches and broadband Internet systems offers nascent UNE-P migration providers and CSPs affordable one-stop solution for their local switching needs.

We believe that we are at the threshold of the local telephone switching metamorphosis in the U.S. According to data released by FCC, to-date less than 6 million local-loop switched lines were owned by the CSPs as compared to 163 million such lines owned by the Bells. Hereafter, CSPs have to continuously invest, year after year, in bringing their local voice switching infrastructure at par with those of the Bells or obtain such services from nascent UNE-P migration providers such as Cyber Digital. We expect nascent UNE-P migration providers and CSPs to increase their capital expenditures towards that end. We intend to serve this high growth market, expected to be rising from almost zero to $4.5 billion annually.

We believe that the telecommunication service provision business will be rapidly consolidating in the next few years, especially in response to the UNE-P Phase Out Policy by FCC. The distinction between the services offered by LDCs, CLECs and ISPs are being eroded, and moreover, a greater emphasis is being placed on the build out and ownership of local switching network for both voice and broadband data. Since, the building of local switching networks is highly capital intensive, we project that we are at the threshold of a local switching networks metamorphosis and that it is expected to continue for many years. This marks the beginning of the Next Revolution in telecommunication (i.e. the deregulation of the local voice and data services) as a successor to the First Revolution in January 1984 (i.e. the break-up of AT&T creating deregulation of long distance service). During the last 20 years, LDCs such as Sprint, MCI, and others have competed fiercely against AT&T by building their own long distance networks. This has resulted in long distance charges to be about 30% of a typical telephone bill. While, the local voice charges are about 70% today, largely controlled by the Bells. We want to be the premier provider of UNE-P migration services on wholesale basis to non-facilities based CSPs as well as supplier of local voice and broadband switches to those CSPs electing to build their own local networks. Moving forward, we see ourselves offering UNE-P migration services to these CSPs at affordable rates instead of them obtaining from the Bells at uneconomical rates.

CSPs must incorporate several fundamental changes into their current business models to effectively compete with the Bells. In the aftermath of the telecom meltdown and due to the UNE-P Phase Out Policy, the new facilities based CSPs will emerge along with nascent UNE-P migration providers, offering business and residential customers a broad range of voice and Internet scalable services and solutions. CSPs and UNE-P migration providers will significantly lower the cost of voice services, which are usage based, to their customers as the Bells currently control it. However, CSPs will not be able to lower the cost of Internet services using DSL, which are flat fee based, using "narrowband" Bells' copper wires. CSPs and nascent UNE-P migration providers will have to offer other more reliable broadband services based on carrier grade T1 (1.5 Mbps) to T3 (45 Mbps) rates using private line (PPP) packet switching protocols as well as Ethernet rates of 10/100 Mbps. According to FCC findings, the Bells have artificially maintained very high tariffs for T1 and T3 transport. Hence, FCC mandates the competition with the Bells in this area. Such broadband competition is expected to enhance productivity for business-to-business e-commerce applications. Hence, CSPs and nascent UNE-P migration providers will effectively compete with the Bells by offering business and residential customers superior network performance, reliability, security and applications.

Our CDCO, CTSX and CIAN systems are essential for CSPs and UNE-P migration providers to effectively compete against the Bells. Our unique systems are positioned to address the inherent problems facing the telecom market today:

  CSPs and nascent UNE-P migration providers must build 'critical' local wireline voice and data switching networks and ensure cost efficient, high quality service to their customers .
  Businesses demand greater cost reduction in voice services than broadband data.
  Businesses demand scalable broadband connectivity solutions, not offered by the Bells.
  The limitations of Dial-up, ISDN and DSL.
  The emergence of Managed IP Private Line and Ethernet packet switched "broadband" technology.

Competitive service providers (CSPs) and nascent UNE-P migration providers must build 'critical' local wireline voice and data switching networks and ensure cost efficient, high quality service to their customers.

Currently, virtually all local wireline switching networks are owned by the Bells, which deliver 91.5% of the nations voice and data traffic. The Bells have complete control over the installation, service and maintenance of this portion of the network. As a result, CSPs face lengthy installations, maintenance errors and frequent service interruptions. CSPs will not survive if they continue to rely on their competitor's network. Due to the UNE-P Phase Out Policy, CSPs have no choice but to build wireline local switching networks for both voice and data by co-locating their switching equipment in the Bells' central offices or seek for such UNE-P migration services from other providers. Our compact CDCO and CTSX digital voice switches, and CIAN routers enable us (as UNE-P migration provider) and CSPs to efficiently build next generation wireline local switching voice and data networks, thus bypassing the Bells' switching network. Under the UNE-L policy, by co-locating our CDCO, CTSX and CIAN gives us and CSPs complete control over their local switching network and end their reliance on the Bells. In the aftermath of the telecom meltdown, CSPs recognize the need to control the local switching in order to maintain quality of service for their customers. FCC's UNE-P Phase Out Policy further enforces CSPs to build their own local switching networks for their customers instead of leasing such facilities from the Bells or seek for UNE-P migration services from other providers.

Businesses demand greater cost reduction in voice services than broadband data.

Since the divestiture of AT&T in 1984, businesses have seen dramatic cost reduction in long distance voice services due to aggressive competition by LDCs such as MCI and Sprint, who built their long distance networks. The Telecom Act of 1996 favored broadband competition by allowing such carriers and ISPs to add-on abundant IP enabled backbone networks that led to very low, flat fee broadband rates. Currently, businesses find their local voice services costs to be unjustifiably many folds higher than their long distance and broadband costs. FCC's UNE-P Phase Out Policy is expected to encourage competition in this area through greater investment in building local voice networks. To-date the Bells have the monopoly of the local voice networks and there are no alternatives available to businesses.

Businesses demand scalable broadband connectivity solutions, not offered by the Bells.

Currently, the Bells utilize older technology that prohibits network access scalability between T1 (1.5 Mbps) and T3 (45 Mbps). This rigid network structure is cost prohibitive for many businesses that require broadband access between this range. Our innovative CIAN router enables CSPs to offer businesses complete scalability in this range for their broadband access needs. CSPs are able to capture this market by utilizing our proprietary software technology embedded in our CIAN router. In addition, CSPs benefit from our CIAN's ability to offer control of local data switching within an area as well as cost savings derived from local aggregation of services by co-locating our CIANs in the Bells' central offices.

Limitations of Dial-up, ISDN and DSL

The vast majority of Internet users access data networks through slow dial-up modems, an integrated services digital network (ISDN) line or a digital subscriber line (DSL) line offering typically 56 Kbps, 128 Kbps and 640 Kbps respectively. DSL technology is very sensitive to the quality of the existing analog voice grade lines. Therefore, DSL service is severely limited by the length of wire from the Bells' central office to a subscriber location. This is generally less than 18,000 feet, which represents less than 45% of the total market. This shortcoming is created by the Bells' existing analog voice grade lines and is incurable. However, under the UNE-L policy, CSPs and UNE-P migration providers will be able to lease from the Bells at cut-rate prices T1 and T3 digital carrier grade lines to their business customers. Our co-located CIAN distribution router provides 1.5 Mbps (T1) to 45 Mbps (T3) or 10/100 Mbps Ethernet broadband service without any distance limitations or degradation of bandwidth.

Emergence of Managed IP Private Line and Ethernet Packet Switched "broadband" Technology

Managed Internet Protocol (IP) enabled private-line (PPP) and Ethernet (PPPoE) are packet-switching based "broadband" technologies that dramatically increases the reliability of packet data transmission over standard T1 or T3 digital carrier grade copper lines. It also dramatically increases the reliability of packet data transmission because of end-to-end integrity. We believe IP enabled PPP or PPPoE packet-based networks are significantly more efficient than traditional point-to-point networks, and allow end users to connect to any location that can be assigned an IP address. Traditional point-to-point networks, including the traditional telephone network and private data networks, are less efficient because they require a dedicated connection between two locations. Our CIAN router's IP enabled private-line or Ethernet packet-based networks allow multiple users to share broadband access to Internet.

OUR BUSINESS STRATEGY

Our strategy is to be a leading niche provider of UNE-P services to CSPs by deploying our distributed digital voice and broadband data switching systems in the United States. We intend to implement the following strategies to achieve our goal:

Growth Through Acquisitions

Our industry is consolidating, creating merger and acquisitions opportunities for us. Those entities that do not want to build their local switching networks have no choice but to merge with those that have it or merge with those that have the technology, such as Cyber Digital. Our strategy is to acquire those CSPs who do not want to build their own local voice and broadband data switching facilities despite the FCC's recent local switching phase-out ruling. While these CSPs are, generally, excellent marketing companies and have already established a customer base, they lack the technical and network engineering aspects of building and maintaining local voice and data switching facilities, which are among our core competences. These companies totally rely on the Bells for their local switching needs and currently, face erosion of their customer base due to FCC's recent rulings. We intend to acquire as many small to medium sized profitable CSPs. Our objective is to roll-out our local switching services nationally, which will take many years even through acquisitions.

Exploit Early Market Entrance

We intend to exploit our early market entrance by offering our UNE-P migration services to numerous non-facilities based resellers (NFRs) and CSPs by using our innovative local voice and broadband data switching systems. We expect NFRs and CSPs will demand our services and technology for their UNE-P to UNE-L migration. We believe that we are perhaps one of the first companies to implement and offer a total solution that includes voice Time Division Multiplex (TDM), broadband IP Frame Relay (FR), IP Private Line (PPP) and IP Ethernet (PPPoE) technologies in one integrated cabinet using our CDCO, CTSX and CIAN systems. With our systems, we can offer full range of voice and broadband data services to business and residential customers of NFRs and CSPs without using the Bells' local voice and data switching facilities. We believe that our UNE-P migration services derived from our proprietary technology offers NFRs and CSPs the unique opportunity to immediately reduce their network costs and increase quality of service to their business and residential customers. In addition, we have the advantage that we have already developed and tested our systems, increasing the speed-to-market our UNE-P migration services.

Establish Market in High Density Areas

Pursuant to the UNE-P Phase Out Policy, we believe that revenues of CSPs from business and residential customers will erode as the Bells cut into their markets while also denying access to them. We intend to leverage the existing customer relationships established by these NFRs and CSPs, especially in high-density areas such as industrial parks, campuses, office complexes, residential urban and inter-urban areas. We believe that we can provide on a full service basis UNE-P migration services to NFRs and CSPs at affordable rates for local voice and broadband network services with no investment on their part. Hence, NFRs and CSPs would benefit from re-capturing, maintaining or gaining customers without owning their local network. As value-added services, we would help NFRs and CSPs, generate greater revenues by offering e-commerce solutions, virtual private network services, secure email services, secure VPNs, video conferencing and multimedia services. We believe that the entire telecommunications service provision business will continue to consolidate from several hundred to less than a hundred of NFRs and CSPs competing with the Bells. We also believe that only those NFRs and CSPs will exist that either owns their local switching networks or seek UNE-P migration services from companies such as Cyber Digital. We believe that we could offer savings of 30% to NFRs and CSPs, on wholesale basis, from rates they are currently accustomed to paying to the Bells. The NFRs and CSPs would simply transfer all their current customer accounts onto our UNE-P migration network. Our UNE-P migration network would be neutral to and shared by any NFR and CSP, thereby eliminating stranded capital. This would help us gain market share in this niche market quite rapidly, without resorting to direct marketing to each customer or consumer, which could be prohibitive in early stages of this emerging market.

Provide Superior Customer Service

As part of our strategy to serve and retain NFRs and CSPs, we intend to provide superior maintenance and service of our switching systems at no cost to them. Besides delivering high-quality systems that provide carrier-grade voice and broadband services, we will provide remote maintenance on our installed systems, 24 hours a day, seven days a week. Our objective in providing outstanding service to our NFRs and CSPs is to provide a high level of customer satisfaction, achieve customer loyalty and accelerate the adoption rate of our UNE-P migration services for both voice and broadband data.

OUR RANGE OF DIGITAL VOICE SWITCHES

We offer a full array of distributed digital switching systems for modern digital telecommunications applications and networks. These systems are Cyber Distributed Central Office (CDCO) and Cyber Tandem Exchange (CTSX), primarily for use by UNE-P migration providers and CSPs, who are forced to bypass the Bells' local switching networks pursuant to the UNE-P Phase Out Policy. Our commitment to research and development has enabled us to create new systems, employing SS7 or C7 signaling. Most importantly, we have developed specialized Advanced Intelligent Network (AIN) software for modern wireline, wireless and fiber optic networks. We intend to constantly develop additional new technologies and software for our systems.

Cyber Distributed Central Office

Our Cyber Distributed Central Office (CDCO) is designed to provide digital voice communications to subscribers in densely populated urban areas. Intended for Class 5 local central office exchange applications, CDCO features a modular distributed architecture with condensed hardware elements, as it is primarily driven by software. Our CDCO switching systems serve as the core of Integrated Services Digital Networks (ISDN), wired and wireless services, microcellular services, and personal communication services (PCS). The CDCO provides flexible digital interfaces for microwave systems, copper wire metallic systems, radio relay systems, wireless systems, fiber optic systems and satellite systems. Our CDCO system consists of nodes connected by standard digital links, which permit optimization of the network with respect to specific size, required traffic capacity and desired applications. The modular nature of the nodal structure of our CDCO provides an economical digital switching exchange from as little as a few hundred lines to as many as several million subscriber lines of capacity.

The control functions of our CDCO system are totally distributed in autonomous processing sub-systems or nodes. Node processors are loosely coupled and exchange information through standardized inter-nodal communication digital links. The distributed approach permits switching systems to be co-located at the Bells' central offices as it is extremely compact and small. Moreover, a failure in one node does not affect other nodes. In addition, the distributed approach eliminates bottlenecks, as the system offers multiple routes for call completion.

Cyber Tandem Exchange

Our Cyber Tandem Exchange (CTSX) serves as an inter-city exchange for long distance voice and data trunk services as well as a regional trunk exchange connecting to various local CDCO exchanges by fiber optic or digital wireline or wireless transmission. Intended for Class 4 tandem exchange applications, CTSX has only digital interfaces, which offer capacities ranging from 20 T1s to 20,000 T1s digital trunks. CTSXs are compact and can be co-located at the Bells' central offices. Our proprietary Cybermesh software permits seamless operation with synchronous optical networks (SONET) or point-to-multi-point digital wireless networks. Our proprietary Cybermesh software allows all CTSXs connected in a mesh to provide virtually non-blocking service with excellent traffic handling capacity (not possible with centralized monolithic switches). We also offer a version of CTSX strictly for international gateway functions for Class 3 applications, which utilizes our specialized proprietary software.

Cyber Rural Exchange

Our Cyber Rural Exchange (CRX) is a small distributed Class 5 central office exchange, primarily intended for rural, remote or community telephone applications. Our CRX is used by local telephone operating companies to provide switched connections for local subscriber-to-subscriber communications and subscriber to the long distance networks. Our CRX is cost effective for applications requiring from a few hundred subscribers up to a few thousand subscribers.

Cyber Switch Exchange

Our Cyber Switch Exchange (CSX) is a digital switching system designed for use as a private branch exchange (PBX) for offices, universities, hospitals and other large organizations.

OUR RANGE OF BROADBAND INTERNET PROTOCOL SYSTEMS

We have developed our Internet infrastructure systems such as Cyber Business Internet Gateway (CBIG), Cyber Internet Access Network (CIAN) distribution router, Cyber Firewall (CFW) IPSec based firewall appliance and Cyber Web Server (CWEB). We intend to enhance our systems by new technologies and software when the market requires.

Cyber Business Internet Gateway

Our Cyber Business Internet Gateway (CBIG) a powerful Internet Protocol (IP) Frame Relay and Private Line based gateway that replaces many single function equipment such as router, network address translator, Ethernet-to-T1 converter, IP frame-relay and private-line equipment, CSU/DSU, firewall equipment, e-mail server and web server. We believe that our CBIG gateway is unique in the industry as it combines all the functions and features required by a customer-end network in one box, about the size of a reference handbook. Our CBIG dramatically increases the reliability of the customer-end network by eliminating many such devices while also lowering the overall cost of network acquisition by 40% to 50%.

Our CBIG offers built-in standard security features, making it what we believe to be an ideal enterprise-wide virtual private network (VPN). The firewalls are provided by IP filtering, IP masquerading and IP tunneling. Our CBIG is based on PC architecture using Intel Pentium processors and Linux Operating Software.

Cyber Internet Access Network

Our Cyber Internet Access Network (CIAN) is a high-end distribution router/soft-switch, which permits numerous business users to simultaneously access the Internet at a fixed committed bandwidth rate (CBR) on "always on" basis. Our CIAN creates a 'Mini-POP' (Points of Presence) at co-location site of the Bells' central offices and brings the Internet closer to users thus eliminating bottlenecks, reducing network delays and increasing reliability. We offer two models of CIANs. Our CIAN1 distribution router has the capacity of 0.5 Gbps and is suitable for T1 (1.5 Mbps) to T3 (45 Mbps) carrier grade applications (for T-POPs). Our CIAN2 distribution router has the capacity of 1.0 Gbps and is suitable for Ethernet from 10 Mbps to 100 Mbps IP over Ethernet grade applications (for E-POPs). Our CIAN distribution routers are specifically designed to allow UNE-P migration providers and CSPs to build their local broadband networks by using the UNE-L from the Bells. Our CIAN is based on PC architecture using Intel Pentium processors and Linux Operating Software.

Cyber Firewall

Our proprietary standalone Cyber Firewall (CFW) series IPSec firewall appliance offers simple-do-it-yourself installation software for business-to-business e-commerce secure access and virtual private network applications. IPSec is an industry-wide standard for assuring the privacy, integrity and authenticity of information crossing public IP networks. Adhering to IPSec standards makes Internet "wiretapping" impractical. Based on our proprietary software technology, our CFW IPSec firewall provides a cost-effective way of creating an enterprise-wide virtual private network (VPN) by enabling secure use of the Internet. Our CFW series firewall appliance is standalone device totally independent of customer's computing operating system platform. Our CFW is based on PC architecture using Intel Pentium processors and Linux Operating Software.

Cyber Web Server

Our Cyber Web Server (CWEB) and Cyber Domain Name Server (CDNS) are based on Linux Operating System and Intel Pentium processors. We believe that our servers are robust and proven-in for high performance web applications.

CUSTOMER, SALES AND MARKETING

Internet Systems

Under the AT&T Alliance program, we provided Internet services to many medium and small businesses in Boston area for a period of one-year ending February 2001, when we terminated our agreement with AT&T due to telecommunications meltdown. During this period we successfully tested all our Internet systems, including CBIG, CIAN, CFW and CWEB, for both local-loop digital broadband and VPN applications. Our Internet systems provided network availability in excess of 99.999% when we provided Internet services in alliance with AT&T. We believe that our systems are ideally suited for the next-generation of local-loop digital broadband networks requiring increased reliability, performance, scalability, interoperability and flexibility. Our strategy is to provide UNE-P migration services using our Internet systems to Internet service providers who are, generally, non-facilities reseller and lack the technical ability or willingness to build the next-generation local-loop digital broadband networks in the aftermath of the telecommunications meltdown in the U.S.

Digital Voice Switches

To date, we have sold approximately 76 previous generations of our digital voice switches to the defense agencies of the U.S. federal government and to China serving over 60,000 lines.

We were selected, over established companies such as Alcatel and Siemens, to provide Nigeria with a 10,000-line telephone network. Since we offer an affordable telecommunications as well as Internet capability, the Nigerian authorities have selected us as one of the suppliers of telephone and Internet systems.

Due to March 2005 FCC UNE-P phase out policy, our strategy is to provide UNE-P migration services with our latest generation of digital voice switches to CSPs, who are, generally, non-facilities reseller and lack the technical ability or willingness to build the next-generation local-loop digital voice networks in the U.S.

COMPETITION

The competition in both VoIP and digital broadband services is intense. Almost all VoIP service providers need a broadband connection through which they provide VoIP service. They cannot provide VoIP services on existing telephone lines unless converted to DSL, a costly network conversion process. Moreover, current VoIP deployments can handle one or two telephone line service and cannot serve small businesses with multi-line analog trunks. Our unique technology allows us to serve small businesses by enabling their analog trunk lines to be converted to an aggregated VoIP platform. Our aggregated VoIP technology can also serve mass markets comprising of residential users without requiring any changes to current wiring or network connection. Our aggregated VoIP service is provided on our managed secure private IP network and does not use the public Internet. We also intend to offer carrier grade managed IP broadband service on T1 or multi-T1s to small businesses, similar to the offerings of Cbeyond Communications, at lower prices than our competitors.

Digital Voice Switches for UNE-P Migration Services

Currently, there is no direct competition in providing UNE-P migration services or supplying digital voice switches for the UNE-P migration services due to the newness of this market. However, there is indirect competition by DSL equipment suppliers that co-locate equipment in central offices for broadband services. Since, DSL cannot provide the full array of voice and special access services as required by businesses, minimal competition from DSL equipment suppliers is expected. Since, our competitor's digital voice switches are both bulky and heavy and cannot be co-located in the Bells' central offices, we find ourselves with limited competition in this upcoming high growth market. We believe that we are uniquely poised to take significant part of this market. The telecommunications and related networking industries are characterized by intense competition. We compete with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, marketing, personnel and other resources than us. These companies have established reputations for success in the development, sale and service of digital switching and networking and related products.

Systems that perform many of the functions similar to our CDCO and CTSX digital voice switches are readily available from a limited number of competitors, namely Alcatel-Lucent Technologies, Nortel Networks, Alcatel and Siemens. However, our competitors systems are based on previous generation single-function monolithic centralized switching technology offering poor reliability, low performance, no scalability, no flexibility and are unsuitable for the UNE-P migration services that requires co-location at the Bells' central offices. Furthermore, these systems are large in physical size with fixed capacity, suffer from stranded capital, consume more power, and are cumbersome to use with modern wireless and optical backhaul network technologies. We have developed our systems on a next generation multi-function distributed switching technology offering superior reliability, performance, scalability and flexibility. Our systems offer modular growth in increments of 1,000 to unlimited number of subscribers and typically occupy 1/100th the space that of our competitor's offerings; making our systems ideally suited for co-location in the Bells' central offices for UNE-P migration services. Most importantly, we have developed specialized software for modern wireless and optical backhaul network technologies, such as our CyberMesh software. We can easily and rapidly implement future advancements in our systems through software. On the other hand, our competitors also have the research and development capabilities, and financial and technical resources necessary to enable them to respond to technical advances as well as evolving industry requirements and standards.

Unlike the existing Bells' public voice telephone network that consists of monolithic centralized digital switches, the CSPs will be seeking for an alternative cost-effective approach, such as our CDCO and CTSX distributed digital switching systems. We believe that the upcoming trend in the telecommunications industry towards distributed switching for local switching networks from monolithic centralized switching will follow a similar trend in the computer industry towards distributed networking personal computers from monolithic centralized mainframe computers, which began the PC revolution in 1980s. We believe that with our distributed switching systems, the CSPs or nascent UNE-P migration service provider can rapidly provide telephone services to their customers by migrating from UNE-P to UNE-L. It is substantially easier to install small, distributed switches than large monolithic centralized switches with their corresponding long cabling infrastructure. We believe that our digital voice switches are well suited for the local switching needs of CSPs or nascent UNE-P migration service providers.

We believe that our systems have the following three strengths:

    the installed cost of our digital voice switches (wireless backhaul or wireline) for local switching applications is less than those of the competition;
    our switches can be co-located at the Bells' central offices and put into service rapidly, and distributed architecture of our switches eliminates stranding capacity and capital.

Broadband Systems For UNE-P Migration Services

The Internet related networking products business is characterized by intense competition. We compete with numerous well-established foreign and domestic companies, many of which possess substantially greater financial, marketing, personnel and other resources than we do. These companies have established reputations for success in the development, sale and service of Internet products.

Currently, there is limited competition in the UNE-P broadband data migration services market due to the newness of this market. Cisco Systems and others are focusing on increasing the bandwidth capacity of their existing centralized IP backbone core routers i.e. increasing the bandwidth of the POPs. Our focus is to introduce an intermediate stage distribution router or Mini-POP on co-location basis at the Bells' central offices. This provides nascent UNE-P migration providers and CSPs with an alternate to the Bells' local broadband switching network, which is being phased out pursuant to the UNE-P Phase Out Policy. Our solution will alleviate congestion of IP data and TDMoIP/MPLS/E traffic between customer-end point and POP. In addition, CSPs will be able offer FR or PPP with scalable bandwidth from T1 to T3 as well as Ethernet speeds up to 100 Mbps. Our CIANs are ideally suited for co-location at the Bells' central offices because of small size when compared to separate centralized routers and softswitches. Our CIAN is an integrated distribution softswitch plus router that by software handles various IP broadband technologies and protocols including but not limited to Frame Relay, Private Line, PPP, PPPoE, TDMoIP, MPLS, etc.

PROPRIETARY TECHNOLOGY

We do not hold any patents or copyrights and have no patent or copyright applications pending. We regard our software technology and certain components of our system hardware as proprietary and rely for protection upon copyright and trade secret laws and confidentiality agreements with our employees. In addition, we require our customers to enter into a license and confidentiality agreement permitting the customer the exclusive use of the system operating software, which is furnished to the customer in object or binary form only.

We believe that these protections are sufficient to protect our rights to our systems and software. Despite these protections, however, it is possible that competitors, employees, licensees or others may copy one or more of our systems or our technology or obtain information that we regard as proprietary. In addition, there can be no assurance that others will not independently develop systems or technologies similar to those of ours, that confidentiality agreements will not be breached or that we will have adequate resources to protect our proprietary technology. We believe that because of the rapid pace of technological change in the digital switching and networking industries, protection for our systems is less significant than the knowledge, ability and experience of our employees, the frequency of product enhancements and the level of service and support provided to customers by us.

GOVERNMENT REGULATIONS AND INDUSTRY STANDARDS

The telecommunications and related networking industries in which we compete are highly regulated in both the United States and internationally. Imposition of public carrier tariffs and taxation of telecommunications services could materially adversely affect demand for our systems. Furthermore, regulation or deregulation of public carrier services by the United States and other governments, including permitting local carriers to manufacture switching equipment, may determine the extent to which we will be able to penetrate markets in the United States and internationally and may result in significantly increased competition, which would significantly impact our future operating results. In addition, our systems must comply with equipment, interface and installation standards promulgated by communications regulatory authorities, including the Federal Communications Commission.

We are required to obtain a license from the Department of Commerce prior to exporting to certain countries. A denial of an export license to us, however, would probably be based upon a policy, which would also affect other U.S. companies exporting similar systems.

Industry standards organizations, such as International Telephone Union ("ITU"), Telcordia (Bellcore) in the U.S., and Internet Engineering Task Force ("IETF") have created committees to address the matter of standards within the telecommunications and Internet industries. The purpose of such standards is to facilitate the inter-operability of products from various vendors and, through standardization, create a competitive environment, which is anticipated to result in lower product costs. During the past few years, many new standards have been adopted and more are pending. The International Standards Organization (ISO), one of the primary standard setting bodies in the communications industry, has developed a framework for network standards called the Open System Interconnection Reference Model (the "OSI Model"). The OSI Model represents a standard approach by which information can be communicated throughout a network, so that a variety of independently developed computer and communications devices can inter-operate. The design of our systems incorporates the OSI Model and accommodates most existing and pending ISDN, AIN, SS7, C7, X.25, Frame Relay, Private Line, and IPSec standards, including applicable ITU, Telcordia (Bellcore) and IETF specifications. In most foreign countries, government departments or ministries set industry standards.

Changes in government policies, regulations and interface and installation standards or industry standards imposed by domestic and foreign carriers in the future could require our company to alter methods of operation, resulting in additional costs, which could have a material adverse effect on our company.

PRODUCTION AND SUPPLY

We are engaged in manufacturing, software programming, assembly, system testing and quality assurance at our facility in Hauppauge, New York. Our operations involve the creation of the required system software, the inspection of system components manufactured by third parties, programming of microchips and microprocessors, assembly of the components of the system hardware and quality control and testing to certify final performance specification. We believe that we have sufficient excess production capacity to satisfy any increased demand for our systems in the foreseeable future.

We are dependent on third-party manufacturers for the production of all of the component parts incorporated into our systems. We purchase our component parts from numerous third-party manufacturers and believe that numerous alternative sources of supply for most component parts are readily available, except for a few semiconductor components purchased from single source vendors. These are embedded processors and Pentium processors from Intel Corp., programmable gate array chips from Altera Corp., and certain telecom chips from Motorola, Inc., Rockwell Semiconductors Systems and PMC-Sierra Corp. If their respective manufacturers discontinue these, we would be required to redesign some of our systems by using other vendors' components, which could cause delays in delivery of systems. We believe that alternative sources of supply for such components are available. We are substantially dependent on the ability of our suppliers, among other things, to satisfy performance and quality specifications and dedicate sufficient production capacity for parts within scheduled delivery times. We do not maintain contracts with any of our suppliers. We purchase components pursuant to purchase orders placed from time to time in the ordinary course of business. Our ability to deliver systems on timely and competitive basis could be adversely affected due to failure or delay in delivery of parts caused by our suppliers.

We offer a one-year warranty for sales covering operating defects, during which period we will replace parts and make repairs to the system components at our expense.

RESEARCH AND DEVELOPMENT

Since the inception we have devoted substantial resources to the design and development of our systems. For the fiscal years ended March 31, 2007 and 2006, we expended approximately $25,000 and $18,269, respectively, on research and development. For the past few years, we substantially reduced our research and development expenditures due to lack of capital. Although our systems are fully developed such as our CDCO, CTSX, CRX, CSX, CBIG, CIAN, CFW and CWEB, we are continually seeking to refine and enhance our systems, including enhancements to comply with emerging regulatory or industry standards or the requirements of a particular customer or country. We believe that with our latest generation of CDCO, CTSX and CIAN systems we can provide UNE-P migration services for both voice and broadband data.

The markets for our systems are characterized by rapidly changing technology and evolving industry standards, often resulting in rapid systems obsolescence. Accordingly, our ability to compete depends on timely introduction of our systems to the marketplace, continual enhancements to our systems, and adapting to technological changes and advances in the communications industry, including assuring continuing compatibility with evolving industry standards. There can be no assurance that we will be able to compete successfully, that competitors will not develop technologies or products that render our systems obsolete or less marketable, or that we will be able to keep pace with the technological demands of the marketplace or successfully enhance and adapt our systems to satisfy industry standards.

SERVICE SUPPORT

We believe that service, support and training are important factors in promoting sales and customer satisfaction. Services we provide our CSP and nascent UNE-P migration service customers include feasibility studies, site surveys, engineering planning, project estimating, network planning, network design, system planning, site preparation, system installation, customer training and maintenance. However, we believe that CSPs and nascent UNE-P migration service providers are not yet ready to build their local-loop voice and broadband networks, due to their lack of technical ability and capital. We expect them to rely on our ability to provide UNE-P migration services to them.

Since, our system hardware consists of a cabinet with shelves having printed circuit boards inserted into physical slots, a substantial part of repair and maintenance can be accomplished by simply substituting the component in need of repair. In addition, our systems are designed to be accessible by computer from our headquarters, allowing our service personnel to remotely call up, diagnose and otherwise support systems, thereby reducing response time and cost.

EMPLOYEES

As of September 17, 2007, we have 30 employees. At our headquarters, we have five employees engaged in general management, marketing, research and development, and administration. At our recently acquired wholly owned subsidiaries, New Rochelle Telephone Corp. and Telecarrier Services, Inc., we have 25 employees engaged in marketing, customer service, billing and provisioning. None of our employees is represented by a labor union. We consider our employee relations satisfactory.
GLOSSARY OF TERMS
Analog	Analog transmission employs continuously variable signal.
Backbone

An element of the network infrastructure that provides high-speed, high capacity connections among the network's physical points of presence. The backbone is used to transport end user traffic across the metropolitan areas and across the United States.

Bandwidth	Refers to the maximum amount of data that can be transferred through a communication channel in a given time. It is usually measured in bits per second for digital communications.
Broadband	Broadband systems transmit data at high speed using high bandwidth capacity communication channel.
Central Office	Incumbent carrier facility where subscriber lines are connected to ILEC switching equipment.
Collocation	A location where a competitive carrier network interconnects with the network of an incumbent carrier's central office.
Competitive Local Exchange Carrier (CLEC)	Category of telephone service provider that offers local exchange services in competition with those of the incumbent carrier.
Copper Line or Loop	A pair of traditional copper telephone lines using electric current to carry signals.
Digital	Digital transmission and switching technologies employ a sequence of binary digits to convey information.
DSL	Digital Subscriber Line. An analog transmission technology where binary digits are sent over analog transmission lines or local copper loop.
E-Commerce	Electronic Commerce. An internet service that supports electronic transactions between customers and vendors to purchase goods and services.
Firewall	A computer device that separates a local area network from the internet and prevents unauthorized access to the local area network through the use of electronic security mechanisms.
Frame Relay	A form of packet switching with variable length frames that may be used with a variety of communication protocols.
Incumbent Local Exchange Carrier (ILEC)	A company providing local exchange services, such as the Bells.
Internet	An array of interconnected networks using a common set of protocols defining the information coding and processing requirements that can communicate across hardware platforms and over many links.
Internet Protocol

A standard network protocol that allows computers with different architectures and operating system software to communicate with other computers on the internet. Advanced packet systems employ the Internet Protocol (IP) standard.

ISDN	Integrated Services Digital Network. A transmission method that provides circuit-switched access to the public network at speeds of 64 or 128 Kbps for voice or data transmission.
Internet Service Provider	A company that provides direct access to the internet.
Kbps.	Kilobits per second. 1,000 bits per second.
Mbps	Megabits per second. 1,000,000 bits per second.
Modem	An abbreviation of Modulator-Demodulator. An electronic signal-conversion device used to convert digital signals from a computer to analog form for transmission over the telephone network.
Packets	Information represented as bytes grouped together through a communication node with a common destination address and other attribute information.
Private Line	A form of packet switching with fixed length bytes that may be used with a variety of communication protocols.
Router	A device that accepts the Internet Protocol from a local area network and switches/routes Internet Protocol packets across a network backbone.
T-1	This is a Bell System term for a digital transmission link with a capacity of 1.544 Mbps.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Forward Looking Statements

When used in this discussion, press releases and elsewhere by the management of our company from time to time, the words "believes," "anticipates," and "expects" and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Additionally, certain statements contained in this discussion may be deemed forward-looking statements that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially or adversely are the following: the ability of our company to meet its working capital and liquidity needs, the status of relations between our company, its primary customers and distributors, the availability of long-term credit, unanticipated changes in the U.S. and international economies, business conditions and growth in the international and the U.S. telecommunications industry, level of growth in both voice and internet systems sales generally, the timely development and acceptance of new products, the impact of competitive products and pricing, changes in the cost of component materials, changes in product mix, the outcome of litigation in which our company may become involved, along with product delays and other risks detailed from time to time in our company's SEC reports, including but not limited our Annual Report on Form 10-KSB for the year ended March 31, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Our company undertakes no obligation to publicly release the results of any events or circumstances after the date hereof or to reflect the occurrence of unanticipated events

Overview

Cyber Digital, Inc. ("we" or "the Company" or "CYBD") is a designer, software developer and manufacturer of a range of unique distributed digital-voice-switching and Internet Protocol (IP) broadband infrastructure equipment as well as a competitive local exchange carrier ("CLEC") through its subsidiaries. Our technology division produces Class 5 local digital central office switches, Class 4 regional tandem digital central office switches, IP soft-switches, routers, gateways, firewalls, voice-over IP (VoIP) and virtual private network (VPN) systems for public-switched-telephone-network (PSTN) operators and Internet Service Providers (ISP) worldwide. Our recently acquired CLEC subsidiaries provide communication services to small businesses and residential subscribers in the states of New York, New Jersey and Pennsylvania. As of June 30, 2007, we provided services to approximately 10,000 subscribers.

With our latest generation of software based switching systems, we offer affordable voice and broadband data local switching services. Our mission is to become a leading alternative local switching service provider offering aggregated VoIP and digital broadband services in the United States. We expect to generate recurring revenues from selling aggregated VoIP and managed IP digital broadband services to small businesses and residential customers. We believe that we are one of the first companies to offer aggregated VoIP services on existing telephone lines without requiring any additional customer premise equipment (CPE) or any changes to current wiring or network connection.

Unlike our competitor's systems, our systems are neither labor nor capital intensive but are software intensive. This capability, in contrast to that of our competitors, makes our systems more compact, less power consuming and more affordable. Our digital voice switching and Internet Protocol (IP) infrastructure systems are based on our proprietary operating system software, which provides high performance, reliability and functionality. We own the source code of our operating system. This allows us the flexibility to meet market demands without depending on third party operating systems. We believe that we are one of a very few companies in the world with proprietary hardware and software technology of distributed digital switching. We have expended over $20 million dollars on the development of our rock solid proprietary state-of-the-art technologies, which is built on 24 years of experience. Our systems are ideally suited for the United States pursuant to the recent Federal Communications Commission (FCC) rulings.

On June 1, 2007, we acquired two profitable CLECs, New Rochelle Telephone Corp. ("NRT") and Telecarrier Services, Inc. ("TSI"), based in White Plains, New York for approximately $1.3 million. These acquisitions allow us to expand our market presence in the states of New York, New Jersey and Pennsylvania. It will allow us to become a facilities based provider of voice and data services as we build our network by deploying our proprietary network equipment. Upon migrating these customers on to our network, we significantly improve profitability through operating synergies.

Market Opportunity

Beginning March 2005, FCC decided to phase out UNE-P rules that forced the Bells to lease its local switching networks to competitive local exchange carriers (CLECs) at cut-rate prices. FCC further rules that CLECs must move all customers to non-Bell networks by March 2006 or pay exorbitant rates to the Bells for using their local switching facilities. Today, CLECs lease 17 million lines for $4.5 billion per year from the Bells, creating an immediate market opportunity. Moreover, the Bells own 173 million lines creating a huge migration services opportunity for many years to come. This ruling favors us to evolve as an alternative local switching network provider, and directly sell aggregated VoIP and digital broadband services to small businesses and residential customers.

We intend to deploy our vast array of local voice and IP broadband data switching infrastructure systems by co-locating our systems in various Bell central offices. In anticipation of this, we signed an agreement with Level 3 Communications who will provide for global voice and data termination services to all traffic originating on our local switching systems. In the United States, providers of local switching networks retain substantial portion of the recurring revenues as call origination services, and payout smaller portion for call termination services. As we acquire more CLECs, we will be able to benefit from operating synergies by migrating the customer lines onto our network. We provide affordable local, long distance and international calls as well as broadband Internet access, aggregated VoIP and virtual private network (VPN) services.

Our Range of Digital Voice Switches and Broadband Internet Protocol Systems for 'Last Mile' Solutions and UNE-P Migration Services

Cyber Distributed Central Office (CDCO) is a Class 5 local switch with packet and circuit switching technolgies providing aggregated VoIP enabled POTS, ISDN, analog trunks for PBXs - FX, DID, EM, T1, WSPSN, SS7, etc.

Cyber Tandem Exhange (CTSX) is a Class 4 switch with packet and circuit switching technolgies providing numerous T1 carrier grade VoIP enabled voice and IP enabled data trunks for business users.

Cyber Internet Access Network (CIAN) is a high performance IP distribution softswitch/router providing numerous business customers simultaneous broadband access at multiple T1 speeds up to DS3 and Ethernet 10/100 Mbps.

Cyber Business Internet Gateway (CBIG) is a customer-end, enterprise-wide virtual private network (VPN). CBIG is an IP private line based multi-function gateway, featuring a router, network address translator, Ethernet-to-T1 converter, CSU/DSU, firewall equipment, e-mail server and web server.

Competition

The competition in both VoIP and digital broadband services is intense. Almost all VoIP service providers need a broadband connection through which they provide VoIP service. They cannot provide VoIP services on existing telephone lines unless converted to DSL, a costly network conversion process. Moreover, current VoIP deployments can handle one telephone line service and cannot serve small businesses with multi-line analog trunks. Our unique technology allows us to serve small businesses by enabling their analog trunk lines to be converted to an aggregated VoIP platform. Our aggregated VoIP technology can also serve mass markets comprising of residential users without requiring any changes to current wiring or network connection. Our aggregated VoIP service is provided on our managed secure private IP network and does not use the public Internet. We also intend to offer carrier grade managed IP broadband service on T1 or multi-T1s to small businesses at much lower prices than our competitors.

Key Advantages

  Exploit early entrance in metropolitan service areas, before the Bells raise their charges second time or virtually shut off service to non-facilities based CLECs in about three years.
  Ideally suited to establish market in high density areas covering Mass Market Switching for both residential and small businesses, including T1 carrier grade managed IP broadband services exclusively for businesses.
  Our unique technological advantage is 'No Truck-rolls'; service offered on 'Hot-cut' basis requiring no additional customer premise equipment (CPE). We require no service technician to be dispatched to customer site nor any CPE installed by customer. Unlike other VoIP providers that require an ATA adapter (CPE) to be installed by service technician or the customer. Such ATA adapters fail to operate without local power and suffer from low reliability.
  Minimal investment required by CYBD for marketing; customer acquisition cost estimated at $45 per line.
  We have not included additional high margin revenues from value added offerings in conjunction with our current product line such as managed IP VPN, IP MPLS, etc.
  One stop solution for voice, data and video, high-speed Internet access, broadband data for IP VPN, VoIP, etc.
  Typically, valuation of a non-facilities based CLEC is about $300 per line, while that of a facilities based is $3,500 to $4,000 per line. Hence, if we grow through acquisition of CLECs, we substantially increase valuation in addition to increasing profit margins.

Business Development and Strategic Plan

CYBD has determined that it can grow rapidly through acquisition of certain non-facilities based CLECs, who do not want to build their own local voice and broadband data switching facilities, despite the FCC's local switching (UNE-P) phase-out ruling. While these CLECs are, generally, excellent marketing companies and have already established a customer base, they lack the technical and network engineering aspects of owning and maintaining local voice and data switching facilities, which are among CYBD's core competences. Since, we are expecting to invest heavily in building the local voice and data switching facilities, we expect to acquire only profitable CLECs.

On December 14, 2006, we entered into definitive purchase agreements to acquire two CLECs, namely New Rochelle Telephone Corp. ("NRT") and Telecarrier Services, Inc. ("TSI"), on a cashless basis through the issuance of convertible secured debt. Effective June 1, 2007, we acquired NRT and TSI as an acquisition subsidiary wholly owned by CYBD. These profitable companies were acquired on a cashless basis through an assumption of approximately $1.3 million in debt with an accredited institutional investor. In addition, CYBD also received 808,000 restricted shares on common stock of eLEC Communications Corp, the seller. NRT is licensed to provide services in the states of New York, New Jersey, Pennsylvania, Massachusetts, Ohio and Florida. TSI is licensed to provide services in the states of New York, New Jersey, Pennsylvania and Massachusetts. Both NRT and TSI have certificate of authority under Section 214 of the Communications Act of 1934, as amended, from FCC. As of June 1, 2007, collectively, NRT and TSI had approximately 10,000 customer lines in service in New York, New Jersey and Pennsylvania.

By acquiring NRT and TSI we have instant customer base of about 10,000 lines. This allows us to launch our network roll-out at a faster pace than that if we were to build the customer base from zero. Currently, NRT and TSI have a gross profit margin of 37%. Upon migration of the customer lines to our network, the gross margins improve to 56%, resulting in net income increasing over 250%. We intend to expand through acquisitions while, at the same time, migrating those customer lines that, in the aggregate, reach several hundred lines per co-location Bell central office. We will use NRT and TSI proven management, marketing and sales team, customer services and provisioning facilities as a platform to build our migration services business, while our technology development and manufacturing division supplies the requisite network equipment comprising of CDCO, CTSX, CIAN and CBIG.

Our overall strategy is to grow through acquisitions, as it provides for large-scale expansion and rapid deployment of our networks, with minimal cost of customer acquisition. We are in negotiations with a number of other profitable non-facilities based CLECs for potential acquisitions.

Results of Operations

For The Three Months Ended June 30, 2007

Net sales

Net sales for the quarter ended June 30, 2007 was $445,049 as compared to $0 for the quarter ended June 30, 2006. Net sales consist of local and long distance telephone service provided by NRT and TSI from June 1, 2007, the date of acquisition. We are in early stages of developing the local voice and data migration services market in the U.S. due to newness of the market. We were waiting for the FCC's deregulation policies on local voice and data switching in order to enter this lucrative market with our systems.

Cost of Sales

Cost of sales for the quarter ended June 30, 2007 was $281,411 as compared to $0 for the quarter ended June 30, 2006. Cost of sales predominantly consists of purchasing communication services from Verizon and Qwest on a resale basis. We also include in our cost of sales the materials and labor used, subcontractor costs and overhead incurred in the manufacture of our systems as well as any change in the valuation of our inventory, which was $0 and $0 for quarters ended June 30, 2007 and 2006, respectively.

Gross Profit

Gross profit for the quarter ended June 30, 2007 was $163,638 as compared to $0 for the quarter ended June 30, 2006. Gross profit as a percentage of sales was 37% for the quarter ended June 30, 2007 as compared to 0% for the quarter ended June 30, 2006.

Selling, general and administrative

Selling, general and administrative expenses increased from $210,695 in quarter ended June 30, 2006 to $252,822 in quarter ended June 30, 2007, representing an increase of $42,127 or approximately 20%, principally due to selling, general and administrative expenses of NRT and TSI.

Research and development

Research and development expenses decreased from $6,731 in quarter ended June 30, 2006 to $5,769 in quarter ended June 30, 2007, representing a decrease of $962 or approximately 14%. All development costs are expensed in the period incurred.

Net Income (loss) from operations

Net loss from operations in quarter ended June 30, 2007 was $(145,708) or $(.004) per share as compared with a loss of $(262,314) or $(.008) per share in quarter ended June 30, 2006.

Net income (loss) available to Common Shareholders

Preferred stock dividend was $3,125 and $3,125 in quarter ended June 30, 2007 and 2006, respectively. As a result of the foregoing, the net loss available to common shareholders in quarter ended June 30, 2007 was $(148,833) or $(.004) per share as compared to a net loss of $(265,439) or $(.008) per share in quarter ended June 30, 2006.

Liquidity and Capital Resources

Our ability to generate cash adequate to meet our needs results primarily from sale of preferred and common stock, cash flow from operations, issuance of debt, and cash advances in the form of loan from our Chief Executive Officer and a shareholder.

Cash and cash equivalents were $63,867 and $33,506 for quarter ended June 30, 2007 and June 30, 2006, respectively.

Net cash used in operating activities was $218,506 and $240,337 for quarter ended June 30, 2007 and June 30, 2006, respectively.

Net cash provided by investing activities was $175,547 and $0 for quarter ended June 30, 2007 and June 30, 2006, respectively, principally due to cash portion of the acquisitions.

Net cash provided by financing activities was $73,320 and $237,866 for quarter ended June 30, 2007 and June 30, 2006, respectively.

On November 3, 2005, we entered into definitive agreement with an accredited institutional investor for a $10 million private equity line of credit to be drawn upon until December 8, 2008. At our discretion, we may draw down on the line up to $100,000 for each 7-day period, as defined. If we do not utilize the line of credit during the 7-day period, the line reduces by $100,000. As of June 30, 2007, approximately $5 million was available under the line of credit. The ability to draw down depends on a number of factors such as price, volume and liquidity of our shares of common stock traded.

As of the quarter ended June 30, 2007, our company has received cash advances of $ 1,256,300 and $350,000 from our Chief Executive Officer and a shareholder, respectively.

Effective June 1, 2007, we acquired two telephone companies, New Rochelle Telephone Corp. and Telecarrier Services, Inc., from eLEC Communications Corp. These profitable companies were acquired on cashless basis through the issuance of secured convertible debt of approximately $1,300,000 with an accredited institutional investor. We also received 808,000 restricted shares of common stock of eLEC Communications Corp., which is included as marketable securities for quarter ended June 30, 2007.

Effective June 1, 2007, the Company issued a secured convertible term note in the principal amount of approximately $1,300,000. The note is due July 1, 2010 and bears interest at prime plus 2% but no less than 9%. The note may be paid in cash or common stock based on the Company's stock price, as defined. In addition, the Company entered into a Registration Rights Agreement with the purchaser that requires the Company to register its securities for resale to the purchaser. The Registration Rights Agreement includes liquidating damages for failure to file the Registration Statement by certain date, as defined.

Although, the acquisition of NRT and TSI provide earnings and positive cash flow resulting in reasonable growth, additional financing will be needed to support our growth plans through multiple acquisitions of CLECs. We are in negotiations with a number of other profitable non-facilities based CLECs for potential acquisitions.

Impact of Inflation

Inflation has historically not had a material effect on our operations.

DESCRIPTION OF PROPERTY

Our executive offices and assembly operations are located in approximately 8,200 square feet of leased space in Hauppauge, New York. The lease provides for annual base rent of $58,220 and expires on May 31, 2009. We believe that our facility is adequate for our current needs. We believe that additional physical capacity at our current facility will accommodate expansion, if required.

Our recently acquired wholly owned subsidiaries, NRT and TSI, are located in approximately 4,000 square feet of leased space in White Plains, New York. The lease provides for annual base rent of $77,000 and expires November 30, 2008. This facility is adequate for our current needs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 30, 1996, we consummated a private placement of our Series B-1 convertible preferred stock, par value $.05 per share, to Syncom III. We issued 2,000 shares of our Series B-1 stock to Syncom III in return for $2,000,000. On April 14, 1998, Syncom III converted all of its outstanding Series B-1 preferred stock into 1,291,845 shares of our common stock at a conversion price of $1.93 per share.

Mr. Terry Jones, one of our directors, is the general partner of WJM Partners III, L.P. ("WJM"), the general partner of Syncom III. Pursuant to the terms of the stock purchase agreement, so long as Syncom III holds our common stock, our Board of Directors shall consist of not less than five members, and we must use our best efforts to cause Terry Jones (or another partner of WJM) to be elected as a director.

MARKET FOR OUR COMMON STOCK

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "CYBD." The following table shows the quarterly high and low trade prices on the Over-the-Counter Bulletin Board. The prices reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.
	Price Per Share
	High	Low
Fiscal Year Ending March 31, 2008
Second Quarter (through September 17, 2007)	$0.48	$0.15
First Quarter	0.50	0.25

Fiscal Year Ended March 31, 2007
Fourth Quarter	$0.35	$0.11
Third Quarter	0.28	0.12
Second Quarter	0.30	0.12
First Quarter	0.29	0.13

Fiscal Year Ended March 31, 2006
Fourth Quarter	$0.36	$0.09
Third Quarter	0.11	0.04
Second Quarter	0.14	0.09
First Quarter	0.27	0.09

On September 17, 2007, the last reported sale price of our common stock as reported on the Over-the-Counter Bulletin Board was $0.15 per share. On that date, there were 33,529,813 shares of our common stock outstanding, held of record by approximately 500 holders. We believe that on September 17, 2007, there were more than 2,400 beneficial holders of our common stock.

We have not paid cash dividends in the past and do not intend to pay cash dividends in the foreseeable future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for services in all capacities for the fiscal years ended March 31, 2007, 2006 and 2005 of those persons who were, at March 31, 2007 the chief executive officer (the "named officer"). During such periods, no executive officer of our company received compensation in excess of $100,000.

Annual Compensation					Long Term Compensation			All Other Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compens-ation ($)(1)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)
J.C. Chatpar, Chairman of the Board, President and Chief Executive Officer	2007 2006 2005	$92,500 $92,500 $92,500	None None None	None None None	None None None	1,927,500 (4) 1,500,000 (3) 1,500,000 (2)	None None None	None None None

____________

(1) We have concluded that the aggregate amount of perquisites and other personal benefits paid to each of the named officers named in the table did not exceed the lesser of 10% of such officer's total annual salary and bonus for the 2007, 2006 and 2005 fiscal years or $50,000, thus, such amounts are not included in the table.

(2) In fiscal year 2005, Mr. Chatpar was granted options to purchase 1,500,000 shares of our common stock at an exercise price of $0.07 per share.

(3) In fiscal year 2006, Mr. Chatpar was granted options to purchase 1,500,000 shares of our common stock at an exercise price of $0.10 per share.

(4) In fiscal year 2007, Mr. Chatpar was granted options to purchase 1,927,500 shares of our common stock at an exercise price of $0.20 per share.

Option Grants In Last Fiscal Year

The following table sets forth information concerning stock option grants made during fiscal year 2007 to the named officers. We have not granted any stock appreciation rights.

Individual Grants
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year End (1)	Exercise Price ($/Share) (2)	Expiration Date (3)
J.C. Chatpar	1,927,500	95%	$0.20	05/23/16

_________________

(1) During fiscal year 2007, options to purchase an aggregate of 1,927,500 shares of our common stock were granted to Mr. Chatpar and options to purchase an aggregate of 90,000 shares of our common stock were granted to two other directors.

(2) The exercise price of the options granted was equal to the fair market value of the underlying stock on the date of grant.

(3) Options are immediately exercisable.

Aggregated Fiscal Year End Option Values

The following table sets forth information concerning the number of unexercised options and the Fiscal 2007 year-end value of unexercised options on an aggregated basis held by the named officers. We have not granted any stock appreciation rights in Fiscal 2007.
	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
J.C. Chatpar	11,828,500	4,500,000	$2,834,315	0

____________

(1) Options are "in-the-money" if, on March 31, 2007 the market price of the Common Stock ($0.29) exceeded the exercise price of such options. The value of such options is calculated by determining the difference between the aggregate market price of our common stock underlying the options on March 31, 2007 and the aggregate exercise price of such options.

Compensation of Directors

We pay our directors $250 per board meeting. During fiscal 2007, the board of directors met three times and each director attended each of these meetings. In addition, we currently reimburse each director for expenses incurred in connection with his attendance at each meeting of the board of directors.

Committees of the Board of Directors

We have a standing compensation committee composed of all members of the board of directors. The compensation committee reviews and acts on matters relating to compensation levels and benefit plans for our executive officers and key employees, including salary and stock options. The compensation committee is also responsible for granting stock awards, stock options and stock appreciation rights and other awards to be made under our existing incentive compensation plans. We also have a standing audit committee composed of our two independent directors, Jack Dorfman and Terry Jones. The audit committee assists in selecting our independent auditors and in designating services to be performed by, and maintaining effective communication with, those auditors.

Employment Agreements and Insurance

We have entered into an amended and restated employment agreement with Mr. J.C. Chatpar dated as of August 4, 1997 (the "Employment Agreement") for a three year term. Such three-year term shall be automatically extended for successive three-year terms unless either party gives the other party 120 days prior written notice of termination before the end of any such three-year period. Our board, however, has the authority to terminate such extension upon cause. "Cause" is defined as conviction of a felony or willful misconduct. Mr. Chatpar is entitled to receive a salary of $150,000 per annum, with an annual increase of 10%. In recognition of the complex scientific and technical leadership which Mr. Chatpar brings to our company, we have also agreed that our board of directors may raise his salary during the term of his employment as soon as our financial resources and other business conditions permit. In such event, Mr. Chatpar's salary shall be at a level comparable to that of chief executive officers of other comparable technology-driven publicly held companies.

In addition to his base salary, Mr. Chatpar shall be entitled to receive a bonus based upon the following formula: (a) 1% of gross revenues for each fiscal year in excess of $3 million provided, however, that our company shall be profitable, plus (b) 5% of net income after deduction of the bonus provided for in (a) above, and plus (c) 10% of the increase in net income over that of the prior fiscal year after deduction of the bonus provided for in (a) above.

In the event of a termination of Mr. Chatpar's employment due to disability, he shall receive royalty payments of 5% of the gross revenues earned by our company ("Royalties") for a period of 15 years following termination. In the event of Mr. Chatpar's death, his wife, if any, or his estate, shall receive a payment equal to six months of his base salary and Royalties for 15 years. In the event of a termination of Mr. Chatpar's employment for any reason other than pursuant to disability, death or for cause, or if there is a change of control (as defined in the Employment Agreement) of our company which results in an actual or constructive termination of employment (as defined therein), he shall receive a payment equal to three years of his base salary plus three times his prior year's bonus, Royalties for 15 years, and all of his outstanding options will be deemed immediately vested and exercisable for a period of one year from the effective termination date.

We do not have employment contracts with any other officer or director.

Employee Benefit Plan

We offer basic health, major medical and life insurance to our employees. We have not adopted any retirement, pension or similar programs.

_____________________________________

CYBER DIGITAL, INC.

FINANCIAL STATEMENTS

AND

AUDITORS REPORT

______________________________________

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements:

Consolidated Balance Sheets	F-2

Consolidated Statements of Operations	F-3

Consolidated Statements of Changes in Shareholders' Equity (Deficit)	F-4

Consolidated Statements of Cash Flows	F-5

Notes to Consolidated Financial Statements	F-6 - F-15

_______________________________________

B L A N C H F I E L D, K O B E R & C O M P A N Y, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Cyber Digital, Inc.

Hauppauge, New York

We have audited the accompanying consolidated balance sheets of Cyber Digital, Inc. and Subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the two years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ Blanchfield, Kober & Company, P.C.

Hauppauge, New York

June 27, 2007

1200 VETERANS MEMORIAL HIGHWAY, SUITE 350, HAUPPAUGE, NEW YORK 11788
TEL: (631) 234-4200 FAX: (631) 234-4272

___________________________

	CYBER DIGITAL, INC. and subsidiaries
	CONSOLIDATED BALANCE SHEETS
	March 31, 2007 and 2006

	2007	2006
ASSETS

Current Assets
Cash and cash equivalents	$33,506	$5,551
Inventories	248,996	388,996
Prepaid and other current assets	9,205	9,205

Total Current Assets	291,707	403,752

Property and Equipment, net	28,760	36,069

Other Assets	34,267	52,041

TOTAL ASSETS	$354,734	$491,862

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts payable, accrued expenses, and taxes	$308,168	$259,295
Accrued interest - shareholders	458,352	293,596
Officer/ shareholder notes payable	1,531,300	1,158,300
Accrued dividend payable	32,344	19,818
Note payable - current portion	7,108	6,692
Settlement payable-current portion	0	2,583
Total Current Liabilities	2,337,272	1,740,284

Long Term Debt
Note payable	15,408	22,307

Total Liabilities	2,352,680	1,762,591

Commitments and Contingencies

Shareholders' Equity (Deficit)
Preferred stock - $.05 par value; cumulative, convertible and
Participating; authorized 10,000,000 shares
Series C; issued and outstanding - 310 shares at
March 31, 2007 and 2006	16	16
Series E; issued and outstanding - 50 and 50 shares at
March 31, 2007 and 2006, respectively	3	3
Common stock - $.0066667 par value; authorized 90,000,000 shares;
Issued and outstanding 33,504,813 and 33,489,813
Shares at March 31, 2007 and 2006, respectively	223,366	223,266
Additional paid-in-capital	19,090,089	18,872,237
Accumulated deficit	(21,311,420)	(20,366,251)

Total Shareholders' Equity (Deficit)	(1,997,946)	(1,270,729)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$354,734	$491,862

See independent accountant's report and notes to financial statements.

	CYBER DIGITAL, INC. and subsidiaries
	CONSOLIDATED STATEMENTS OF OPERATIONS
	March 31, 2007 and 2006

	2007	2006

Net Sales	$0	$0

Cost of Sales	140,000	137,616

Gross Profit	(140,000)	(137,616)

Operating Expenses
Selling, general and administrative expenses	$588,062	$266,489
Research and development	25,000	18,269

Total Operating Expenses	613,062	284,758

Loss from Operations	(753,062)	(422,374)

Other Income (Expense)
Interest expense	(166,312)	(117,339)
Other expense	(13,114)	(22,950)

Total Other Income (Expense)	(179,426)	(140,289)

Loss before Income Taxes	(932,488)	(562,663)

Provision for Income Taxes	155	157

Net Loss	(932,643)	(562,820)

Preferred Stock Dividend	12,526	12,526

Income Available to Common Shareholders	$(945,169)	$(575,346)

Net Loss Per Share of Common Stock (See Note 8)

Loss from Operations - Basic	$(.028)	$(.017)
Diluted	$(.028)	$(.017)

Net Loss - Basic	$(.028)	$(.017)
Diluted	$(.028)	$(.017)

Weighted average number of common shares outstanding	33,502,101	33,489,813

See independent accountant's report and notes to financial statements.

				CYBER DIGITAL, INC. and subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
			Years ended March 31, 2007 and 2006

	Preferred Stock								Shareholders'
	Series C		Series E		Common Stock		Paid in	Accumulated	Equity
	Shares Amount		Shares Amount		Shares	Amount	Capital	Deficit	(Deficit)

Balance at March 31, 2005	310	$ 16	50	$ 3	33,489,813	$ 223,266	$ 18,866,737	$ (19,790,905)	$ (700,883)

Issuance of stock options							5,500		5,500

Net Loss								(562,820)	(562,820)

Accrued Dividend on E Preferred								(12,526)	(12,526)

Balance at March 31, 2006	310	$ 16	50	$ 3	33,489,813	$ 223,266	$ 18,872,237	$ (20,366,251)	$ (1,270,729)

Issuance of common stock					15,000	100	2,370		2,470

Issuance of stock options							215,482		215,482

Net Loss								(932,643)	(932,643)

Accrued Dividend on E Preferred								(12,526)	(12,526)

Balance at March 31, 2007	310	$ 16	50	$ 3	33,504,813	$ 223,366	$ 19,090,089	$ (21,311,420)	$ (1,997,946)

See independent accountant's report and notes to financial statements.

	CYBER DIGITAL, INC. and subsidiaries
	CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years ended March 31, 2007 and 2006

	2007	2006

Cash Flows from Operating Activities
Net loss	$(932,643)	$(562,820)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	8,284	10,388
Amortization	0	0
Bad debt expense	0	22,950
Inventory valuation allowance	140,000	137,579
Stock based compensation	215,482	0
Accrued shareholder interest	164,756	114,120
(Increase) decrease in operating assets:
Prepaid and other current assets	0	3,021
Other assets	17,774	(22,500)
Increase (decrease) in operating liabilities:
Accounts payable, accrued expenses and taxes	48,873	32,808
Settlement payable	(2,583)	(14,262)

Net Cash Used in Operating Activities	(340,057)	(278,716)

Cash Flows from Investing Activities
Purchase of equipment	(975)	(37,814)

Net Cash Used in Investing Activities	(975)	(37,814)

Cash Flows from Financing Activities
Issuance of common stock	2,470	0
Note payable	(6,483)	28,999
Proceeds from officer/shareholder loan	373,000	277,000

Net Cash Provided by Financing Activities	368,987	305,999

Net Increase (Decrease) in Cash and Cash Equivalents	27,955	(10,531)

Cash and Cash Equivalents at Beginning of Period	5,551	16,082

Cash and Cash Equivalents at End of Period	$33,506	$5,551

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Income taxes	$155	$157
Interest	1,556	3,219

Noncash Operating and Financing Activities
Accrued preferred stock dividend	$12,526	$12,526
Stock option issued for services	0	5,500

See independent accountant's report and notes to financial statements.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 1 - Summary of Significant Accounting Policies

Description of Business

Cyber Digital, Inc. (the "Company") was incorporated in the State of New York in April 1983. The Company designs, develops, manufactures and markets digital switching, internet and networking systems that enable simultaneous communication of voice and data to a large number of users. The Company's systems are based on its proprietary software technology.

Principles of Consolidation

The financial statements include the accounts of Cyber Digital, Inc. and two wholly owned subsidiaries, CYBD Acquisition, Inc. and CYBD Acquisition II, Inc. These subsidiaries were formed on October 11, 2006, in the State of New York. These subsidiaries had no assets and have not begun operations at March 31, 2007.

Operating and Financing Matters

Since inception, the Company has devoted substantial resources to the design and development of the Company's systems and technology. As such, the Company has not achieved revenue growth and has incurred operating losses. At March 31, 2007, the Company had an accumulated deficit of $21,311,419 and a shareholders' deficit of $1,997,946. The decrease in equity from March 31, 2006 to March 31, 2007 is due mainly to a net operating loss during the fiscal year ended March 31, 2007. During the fiscal years ended March 31, 2007, 2006 and 2005, the Company received cash advances of $373,000, $277,000 and $209,000 respectively, from the Chief Executive Officer and a shareholder. The Company historically has generated sufficient cash flow to support its operations mainly from issuances of debt and equity securities. The Company anticipates additional issuances of debt and/or equity. The viability of the Company is dependent upon future revenues and additional issuances of equity.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses, approximate fair value due to the relatively short maturity of these instruments. The estimated fair value amounts have been determined by the Company using available market information and the appropriate valuation methodologies. Considerable judgment is necessarily required in the interpreting of market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 1 - Summary of Significant Accounting Policies (continued)

Inventories

The Company uses a cost system, which approximates the first-in, first-out method. Inventories are valued at the lower of cost or market.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are computed by the straight-line method over their estimated useful lives. Repairs and maintenance are charged against operations as incurred.

Deferred Financing Costs

The Company amortizes deferred financing costs on a straight line basis over the term of the credit agreement.

Revenue Recognition

The Company recognizes product system sales upon shipment and acceptance by the customer. Component parts and software sales are recognized upon shipment to the customer.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. The Company accounts for investment tax credits using the flow-through method, and thus reduces income tax expense in the year the related assets are placed in service.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Research and Development Costs

Research and development costs are charged to expense when incurred.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 1 - Summary of Significant Accounting Policies (continued)

Impairment of Long - Lived Assets

The Company periodically reviews its assets for impairment in accordance with Financial Accounting Standards Board ("FASB") Statement No. 121 "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of". As a result, the Company has recognized an impairment loss $10,774 that is included in other expense in the statement of operations. The loss is due to the write off of intangible assets that were incurred in connection with business opportunities outside the United States. The Company no longer intends to pursue these business opportunities.

Stock-Based Compensation

In January 2006, the Company adopted Statement of Financial Accounting Standards No. 123R which requires the Company to recognize the cost of employee compensation and services in exchange for awards of stock options and warrants based on the grant date fair value of those awards. Stock based compensation for the year ended March 31, 2007, is in accordance with SFAS No. 123R

For the year ended March 31, 2006, the Company accounted for stock based compensation in accordance with Accounting Principles Board Opinion No. 25.("APB 25"). In accordance with APB 25, no compensation cost is recognized for the year ended March 31, 2006, since the option exercise price was not less than the market price of the underlying stock on the date of the grant. Pro forma information is presented in the stock based compensation footnote (See note 9).

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 "Business Combinations" ('SFAS 141") which requires the Company to account for future business combinations using the purchase method. The statement of operations for the year ended March 31, 2007, includes indirect and general expenses related to business acquisitions that have been expensed as required by SFAS 141.

Concentration of Credit Risk

The Company places most of temporary cash investments with financial institutions and may exceed the FDIC limit. The Company has not experienced any losses to date resulting from this policy.

Note 2 - Inventories

Inventories consist of the following at March 31:

	2007	2006
Raw materials	$248,996	$388,996
Finished goods	0	0
	$248,996	$388,996

For the years ended March 31, 2007 and 2006, the Company has provided valuation allowances of $140,000 and $137,616, respectively, against its inventory.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 3 - Property and Equipment

Major classes of property and equipment consist of the following at March 31:
	2007	2006	Useful Lives
Machinery and equipment	$339,932	$339,394	5 years
Furniture and fixtures	64,355	64,355	7 years
Vehicle	37,814	37,814	5 years
Leasehold improvements	4,786	4,786	Lease term
	446,887	446,349
Less: Accumulated depreciation	418,127	410,280
	$28,760	$36,069

Note 4 - Other Assets

Other assets consist of various security deposits and deferred financing costs of $18,667 and $25,667, respectively. Amortization expense for the years ended March 31, 2007 and 2006 was $7,000 and $2,333, respectively.

Note 5 - Officer/ Shareholder Loans Payable

During the 2002 fiscal year the Company issued a promissory note to its Chief Executive Officer, J.C Chatpar, in the amount of $325,000. The note is secured by all assets of the Company. The note was due on March 11, 2003 with interest accrued at 10%. Overdue principal and, to the extent permitted by applicable law, overdue interest shall bear interest at the applicable rate plus 2% per annum and shall be payable upon demand. The Company received additional advances from J.C. Chatpar of $275,000, $277,000 and $209,000 during the years ended March 31, 2007, 2006 and 2005, respectively. These additional advances bear interest at 10% and are due on demand.

During the year ended March 31, 2004, the Company received advances from a shareholder in the amount of $177,000. During the year ended March 31, 2007, the Company received additional advances of $98,000. These advances are due on demand and bear interest at 10%.

The loans payable to Officer/ Shareholder at March 31, 2007 and 2006 was $1,531,300 and $1,158,300, respectively. Accrued interest was $458,352 and $293,596 and interest expense was $164,756 and $ 96,372 for the years ended March 31, 2007 and 2006, respectively.

Note 6 - Line of Credit

On November 3, 2005, the Company entered into definitive agreement with an accredited institutional investor for a $10 million private equity line of credit to be drawn upon until December 8, 2008. The Company, at its option, may draw down on the line up to $100,000 for each 7-day increment, as defined. If the Company does not utilize the line of credit during the 7-day period, the line reduces by $100,000. At March 31, 2007, approximately $6 million was available under the line of credit. In June 2006, the Company drew down $2,470 against the equity line and issued 10,000 shares of common stock. The ability to draw down depends on a number of factors such as price, volume and liquidity of our shares of common stock traded.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 7 - Notes Payable

In April 2005, the Company financed the purchase of a vehicle with a note payable. The note bears interest at 5.79% and is secured by the vehicle. The note requires future payments as follows:

2008	$ 6,868
2009	$ 7,276
2010	$ 7,709
2011	$ 663
Total	$22,516

Note 8 - Earnings (Loss) Per Share

On June 26, 2006, the Company declared 3-for-2 stock split. The weighted average common shares outstanding have been adjusted for all periods presented to give effect to the stock split. Earnings per share ("EPS") has been computed and presented pursuant to the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share.
	2007	2006
Net Loss	$(932,643)	$(562,820)
Dividends on Preferred Stock	12,526	12,526
Income Available to Common Shareholders	$(945,169)	$(575,346)
Weighted Average Common Shares Outstanding	33,502,101	33,489,813
Basic EPS	$(.028)	$(.017)
Diluted EPS	$(.028)	$(.017)

Diluted earnings per share does not include any stock warrants, options, or convertible preferred stock as the inclusion of these items would be antidilutive to earnings per share.

Note 9 - Stock Option Plans

The Company's Board of Directors adopted, on November 7, 1997, the 1997 Stock Incentive Plan (the "1997 Plan"). The 1997 plan is a successor to the 1993 plan, which has been terminated. Under the terms of the 1997 Plan, 1,276,499 shares were reserved for issuance to officers, directors, other employees and consultants meeting certain qualifications. During March 2001, the 1997 plan was amended to increase the number of shares reserved for issuance from 1,276,499 to 4,276,499. Under the 1997 Plan, incentive stock options are granted at 100% of fair market value on the date of grant. The right to exercise the options accrues equally on each of the first, second, third and fourth anniversaries of the date of grant. Options granted under the plan expire on the day before the tenth anniversary of the plan.

Pursuant to the 1997 Plan, incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights may be granted to such officers, directors, and employees of the Company, and to such consultants to the Company and such other persons or entities, as the Stock Option Committee of the Board of Directors (the "Committee") shall select. All incentive stock options ("ISO"), which may be granted only to employees and which provide certain tax advantages to the optionee, must have an exercise price of at least 100 percent of the fair market value of a share of common stock on the date the option is granted. No ISOs will be exercisable more than 10 years after the date of grant. ISOs granted to ten percent shareholders must have an exercise price of at least 110 percent of fair market value and may not be exercisable after the expiration of five years from grant. The exercise price and the term of nonqualified stock options will be determined by the Committee at the time of grant.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 9 - Stock Option Plans (continued)

Stock appreciation rights ("SARS") may be granted independently or in connection with all or any part of any option granted under the 1997 Plan, either at the time of grant of the option or at any time thereafter. The holder of a SAR has the right to receive from the Company, in cash or in shares as the Committee shall determine, an amount equal to the excess of the fair market value of the shares covered by the SAR at the date of exercise over the exercise price set at the date of grant of the SAR. At the request of the holder of an option, the committee may at its discretion substitute for the exercise of the option, compensation (in cash or in shares) in an amount equal to or less than the excess of the fair market value of the shares covered by the option at the request date over the exercise price set at the grant of the option.

A restricted stock award, entitling the recipient to acquire shares of common stock for a purchase price at least equal to par value may be granted to such persons and in such amounts and subject to such terms and conditions as the Committee may determine. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specified in the 1997 Plan or the written agreement governing the grant. The Committee, at the time of grant, will specify the date or dates on which the nontransferability of the restricted stock shall lapse. During the 90 days following the termination of the grantee's employment for any reason, the Company has the right to require the return of any shares to which restrictions on transferability apply, in exchange for which the Company shall repay to the grantee any amount paid by the grantee for such shares.

Unless sooner terminated by the Board, the provisions of the 1997 Plan regarding the grant of ISOs shall terminate on the tenth anniversary of the adoption of the 1997 Plan by the Board. No ISOs shall thereafter be granted under the Plan, but all ISOs granted theretofore shall remain in effect in accordance with their terms.

In addition to these plans, the Company has issued non-qualified stock options and warrants upon the approval by the Board of Directors. Such options and warrants are granted at 100% of fair market value on the date of the grant. Information with respect to non-qualified stock options and warrants is summarized as follows:

	Price	Shares
Outstanding, April 1, 2006	$0.10 to $1.81	25,696,450
Granted options	$0.20	2,017,500
Granted warrants	$0.20	3,825,900
Expired	$3.00 to $4.00	(165,000)
Outstanding, March 31, 2007		31,374,850

	Options and Warrants Outstanding			Options Exercisable
Range of Exercise Prices	Outstanding at 3/31/07	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of 3/31/07	Weighted Average Exercise Price
$0.07 to $0.26	$ 21,204,850	4.31	$ 0.13	$ 17,494,227	$ 0.13
$0.27 to $1.00	8,325,000	2.36	0.35	8,321,250	0.35
$1.62 to $2.00	1,845,000	1.72	1.79	1,845,000	1.79
	$ 31,374,850	3.64	$ 0.29	$ 27,660,477	$ 0.31

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 9 - Stock Option Plans (continued)

The Company uses the Black-Scholes model to value its stock and warrants. The following assumptions were employed to estimate the fair value of stock options granted:

	Fiscal Years Ended March 31
	2007	2006
Expected dividend yield	0.00%	0.00%
Expected price volatilities	4.6%	4.6%
Risk-free interest rate	3.05%	3.05%
Expected life (years)	5	5

As of January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (SFAS No. 123R) which requires that stock options and warrants issued for compensation or services be recorded at their estimated fair value using option pricing models. The Company uses the "Modified Prospective Method" as a result prior periods have not been restated.

Pro forma information, as required for the period prior to the adoption of SFAS 123R, is as follows:
	2007	2008
Weighted average fair value of
Options granted	$0.055	$0.033
Net Loss
As reported	$(932,643)	$(562,820)
Pro Forma	(932,643)	(603,843)
Net Loss Per Share
As reported
Basic	$(.028)	$(0.25)
Diluted	$(.028)	$(0.25)
Pro Forma
Basic	$(.028)	$(.027)
Diluted	$(.028)	$(.027)

Note 10 - Convertible, Cumulative and Participating Preferred Stock

In August 2004, the Company issued 50 shares of Series E convertible preferred stock and 50,000 warrants to purchase common stock in a private placement. The Series E preferred stock is entitled to receive a cumulative annual dividend equal to 25% of the Series E issue price. The dividend shall be payable in cash or in shares of the Company upon conversion or at the end of the three year term. Accrued dividend payable on the Series E preferred stock was $32,343 at March 31, 2007 and $19,818 at March 31, 2006.

The Series E preferred stock is convertible from August 2005 through August 2007. The conversion price is the lesser of $2.00 or the variable conversion price as defined, but not less than $0.20.

In July 1999, the Company completed a private placement of its 6% Series C preferred stock. The Company sold 310 shares at $1,000 per share. The private placement resulted in the Company receiving proceeds of $310,000. As of March 31, 2002, there are undeclared dividends of $86,002 on the Series C preferred stock.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 10 - Convertible, Cumulative and Participating Preferred Stock (continued)

The 6% Series C preferred stock is convertible into restricted common shares at a price to be determined based upon the following:

  If the notice of conversion is given within ninety (90) days of issuance of the preferred shares, the conversion will be $6.00 per restricted common share.

  If the notice of conversion is given after ninety (90) days of the issuance of the preferred shares, the conversion price will be the lesser of the fixed conversion price of $6.00 per restricted common share or eighty-five percent (85%) of the average closing price of the Company's common stock for the five trading days prior to the conversion date, but not less than 50% of the fixed conversion price.

The Company has a right to redeem the Series C preferred stock at a price of 120% of the original Series C issue price, plus all unpaid dividends at the date of redemption.

However, the holder has the right to block the redemption by delivering a notice of conversion to the Company within seven (7) trading days of the stockholder's receipt of a notice of general redemption.

In September 1999, the Company completed a private placement of its 8% Series D-1 preferred stock. The Company sold 3,000 shares at $1,000 per share. The private placement resulted in proceeds of $2,700,000, which is net of the stock issuance costs.

The 8% Series D-1 preferred stock is convertible into common shares at a price to be determined based upon the following:

  If the Company fails to list all its shares of common stock on the New York Stock Exchange, the NASDAQ SmallCap Market or the NASDAQ National Market within ninety (90) days of the original issuance date, the conversion price will be the lesser of:

    115% of the arithmetic average of the closing bid price of the common stock for the ten (10) trading days preceding the issuance date.

    80% of the lesser of the average of the three lowest closing sales prices of common stock during the twenty (20) consecutive trading days prior to the conversion or the closing bid price on such date.

      The Company has a right to redeem the Series D-1 preferred stock if the conversion price drops below $3.00 per common share at the following prices:

        Prior to April 4, 2000, a price of $1,150 per share plus all accrued dividends.

        Between April 5, 2000 and October 4, 2000, a price of $1,200 per share plus all accrued dividends.

After October 4, 2000, the preferred stock cannot be redeemed by the Company.

During the fiscal years ended March 31, 2003 and 2002, the Company did not pay dividends to the Series D-1 preferred stockholders who converted their Series D-1 preferred stock.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 AND 2006

Note 11 - Income Taxes

The Company has net operating loss carryforwards for tax purposes amounting to approximately $13 million that may be offset against future taxable income which expire through 2027.

Deferred income taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The utilization of these tax attributes is contingent upon the Company's ability to generate future taxable income and tax before the tax attributes expire as well as Internal Revenue Code limitations. As a result, a valuation allowance equal to the full extent of the deferred tax asset has been established.

The change in the deferred tax asset (as well as the valuation account) was approximately $129,000 and $85,000 for the fiscal years ended March 31, 2007 and 2006, respectively.

Note 12 - Commitments and Contingencies

Employment Contract

On August 3, 2001, the Company renewed the employment agreement with the Chairman. This agreement is automatically renewable for successive three-year periods. The current agreement is for a three year period covering August 4, 2004 through August 3, 2007.

Under this employment agreement, the Company is obligated to pay the Chairman $150,000 for the period ending August 3, 1998 with an annual increase of 10% for each subsequent year under the terms of employment. The Company also agrees that its Board of Directors may raise the Chairman's salary as soon as the financial resources of the Company and other business conditions permit. In such event, the Chairman's salary shall be comparable to that of chief executive officers of other technology driven publicly held companies.

This employment agreement can terminate for one of the following reasons: (1) disability, (2) death, (3) for cause, and (4) without cause, change in control.

The following payout terms apply if this agreement is terminated:

  In the case of disability, the Chairman shall be paid until the end of the month in which such disability occurs. The Chairman will receive royalties of 5% of the gross revenues earned by the Company each month for a period of fifteen years from the effective date of termination.

  If the agreement terminates due to the death of the Chairman, the agreement shall terminate immediately, except that the Chairman's wife, if any, or otherwise his estate, shall receive the Chairman's salary until the termination date, payments in the amount of the Chairman's base salary for a period of six months from the date of termination and the aforementioned royalty.

  If the agreement terminates due to cause, the Chairman shall receive his regular salary until the end of the month in which such termination occurs. Cause is defined as willful misconduct by the executive or the conviction of a felony. The Chairman must be notified at least ten days prior of his termination.

  If the agreement terminates due to a change in control or without cause, the Chairman shall receive his salary until the end of the month in which he is terminated in an amount equal to three years base salary plus three times the prior year bonus, the aforementioned royalties and all of the Chairman's outstanding options will be deemed immediately vested and exercisable for a period of one year from the effective date of termination.

CYBER DIGITAL, INC. and subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 and 2006

Operating Leases

The Company leases space under a noncancelable operating lease in Hauppauge, New York. This lease is for a five-year period and expires on May 31, 2009. This location is the Company's executive offices and operations. Rent expense was $72,839 and $70,471 for the years ended March 31, 2007 and 2006, respectively.

Future minimum rentals are as follows:

For years ending	March 31, 2008	$58,220
	March 31, 2009	$58,220
	March 31, 2010	$15,703

Government Regulation

The Company's operations are highly sensitive to regulations promulgated by the United States and throughout the world in which the Company has targeted its marketing efforts. These regulations or deregulations could affect both the competition for the Company's product as well as the costs associated with doing business abroad.

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion, of management, the amount of any liability is not likely to have a material effect on the financial statements.

Note 13 - Subsequent Event

Effective June 1, 2007, the Company issued a secured convertible term note in the principal amount of approximately $1,300,000. The note is due July 1, 2010 and bears interest at prime plus 2% but no less than 9%. The note may be paid in cash or common stock based on the Company's stock price, as defined. In addition, the Company entered into a Registration Rights Agreement with the purchaser that requires the Company to register its securities for resale to the purchaser. The Registration Rights Agreement includes liquidating damages for failure to file the Registration Statement by certain date, as defined.

Effective June 1, 2007, the Company acquired two telephone companies, New Rochelle Telephone Corp. and Telecarrier Services, Inc., from eLEC Communications Corp., ("Seller"). These companies were acquired on cashless basis through the issuance of approximately $1.3 million of secured convertible debt. The Company also received 808,000 restricted shares of common stock of the Seller.

In addition, the Seller has indemnified the Company against certain liabilities of the acquired companies. Selected information related to the acquired companies for the year ended November 30, 2006 is as follows:
	2006	2005
Total assets	$839,769	$2,963,765
Revenue	8,153,328	15,849,561
Operating income (loss)	913,791	(660,794)
Net income (loss)	$903,224	$(666,308)

CYBER DIGITAL, INC. and Subsidiaries CONSOLIDATED BALANCE SHEETS
	June 30, 2007	March 31, 2007
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$63,867	$33,506
Marketable securities	275,000	0
Accounts receivable, net	603,733	0
Inventories	248,996	248,996
Prepaid and other current assets	90,311	9,205
Total Current Assets	1,281,907	291,707

Property and Equipment, net
Equipment	$403,068	$339,932
Furniture and Fixtures	64,355	64,355
Vehicle	37,814	37,814
Leasehold Improvements	4,786	4,786
	$510,023	$446,887
Accumulated depreciation	444,439	418,127
Total Property and Equipment	$65,584	$28,760

Other assets	73,581	34,267
Customer contracts	1,934,514	0
Other intangible assets	298,750	0
TOTAL ASSETS	$3,654,336	$354,734

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Accounts payable, accrued expenses, and taxes	$1,322,517	$308,168
Accrued interest	508,789	458,352
Officer/ shareholder notes payable	1,606,300	1,531,300
Accrued dividend payable	35,469	32,344
Equipment loan payable- current portion	7,108	7,108
Convertible note payable-current portion	237,698	0
Deferred revenue	125,566	0
Total Current Liabilities	3,843,447	2,337,272

Long Term Liabilities
Equipment loan payable	13,728	15,408
Convertible note payable	1,069,640	0
Other liabilities	874,301	0
Total Liabilities	5,801,116	2,352,680

Shareholders' Equity (Deficit)
Preferred stock - $.05 par value; cumulative, convertible and
Participating; authorized 10,000,000 shares
Series C; issued and outstanding - 310 shares at
June 30, 2007 and March 31, 2007	16	16
Series E; issued and outstanding -50 shares at
June 30, 2007 and March 31, 2007	3	3
Common stock - $.0066667 par value; authorized 90,000,000 shares;
issued and outstanding 33,529,813 and 33,504,813
shares at June 30, 2007 and March 31, 2007, respectively	223,533	223,266
Additional paid-in-capital	19,098,255	19,090,089
Accumulated deficit	(21,468,587)	(21,311,420)
Total Shareholders' Equity (Deficit)	(2,146,780)	(1,997,946)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,654,336	$354,734

The accompanying notes are an integral part of these statements.

CYBER DIGITAL, INC. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
	(Unaudited)
	Three months ended June 30,
	2007	2006

Net Sales	$445,049	$0

Cost of Sales	281,411	0

Gross Profit	163,638	0

Operating Expenses
Selling, general and administrative expenses	$252,822	$210,695
Research and development	5,769	6,731

Total Operating Expenses	258,591	217,426

Loss from Operations	(94,953)	(217,426)

Other Income (Expense)
Interest expense	(50,755)	(44,888)
Other expense	0	0

Total Other Income (Expense)	(50,755)	(44,888)

Net Loss	(145,708)	(262,314)

Preferred Stock Dividend	3,125	3,125

Income Available to Common Shareholders	$(148,833)	$(265,439)

Net Loss Per Share of Common Stock

Loss from Operations - Basic	$(.004)	$(.008)
Diluted	$(.004)	$(.008)

Net Loss - Basic	$(.004)	$(.008)
Diluted	$(.004)	$(.008)

Weighted average number of common shares outstanding	33,509,013	33,504,813

The accompanying notes are an integral part of these statements.

CYBER DIGITAL, INC. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
	(Unaudited)
	Three months ended, June 30,
	2007	2006

Cash Flows from Operating Activities
Net loss	$(145,708)	$(262,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,802	1,962
Amortization intangible assets	49,096	0
Accrued interest	50,437	44,564
Deferred revenue	(3,184)	0
(Increase) decrease in operating assets:
Accounts receivable	(113,771)	0
Prepaid expenses	(56,432)	(155)
Increase (decrease) in operating liabilities:
Accounts payable, accrued expenses and taxes	(1,746)	8,189
Settlement payable	0	(2,583)
Net Cash Used in Operating Activities	(218,506)	(240,337)

Cash Flows from Investing Activities
Purchase of equipment	$0	$0
Cash portion of acquisition	175,547	0
Net Cash Used in Investing Activities	$175,547	$0

Cash Flows from Financing Activities
Issuance of common stock	$0	$2,470
Equipment loan payable	(1,680)	(1,055)
Issuance of options and warrants	0	139,451
Proceeds from officer/ shareholder loan	75,000	97,000
Net Cash Provided by Financing Activities	73,320	237,866

Net Increase (Decrease) in Cash and Cash Equivalents	30,361	(2,471)

Cash and Cash Equivalents at Beginning of Period	33,506	5,551

Cash and Cash Equivalents at End of Period	$63,867	$3,080

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Income taxes	$0	$0

Supplemental Disclosure of Non Cash Investing and Financing Activities
Acquisition financed through issuance of convertible debt	$1,307,338	$0

The accompanying notes are an integral part of these statements.

CYBER DIGITAL, INC. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending March 31, 2008. For further information, refer to the financial statements and footnotes thereto included in the Company's Form 10-KSB, for the year ended March 31, 2007.

Note 2. Inventories

Inventory of purchased parts for eventual resale to customers are valued at the lower of cost or market, as determined by the first-in, first-out (FIFO) method and consisted of the following:

	June 30, 2007	March 31, 2007
Raw Materials	$248,996	$248,996
	$248,996	$248,996

Note 3. Stock Options and Warrants

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R (SFAS No. 123R) which requires that stock options and warrants issued for compensation or services be recorded at their estimated fair value using option pricing models. The Company uses the Black-Scholes model to value its stock option and warrants. The Company used an interest rate of 3.05% and expected volatility of 4.6% in valuing its stock options. During the quarter ended June 30, 2007, the Company issued no options and warrants.

A summary of option and warrant activity as of June 30, 2007 is as follows:
	Shares	Weighted Average Exercise Price $	Average Remaining Life
Outstanding, April 1, 2007	31,374,850	0.29	3.64
Granted options and warrants	0
Options exercised	25,000	0.33
Expired	50,000	0.33
Outstanding, June 30, 2006	31,299,850

Note 4. Stock Split

On June 6, 2006, the Company declared a 3-for-2 stock split to be paid in the form of a 50% stock dividend to the stockholders of record as of June 26, 2006. Accordingly, the financial statements reflect the adjustments to common stock, options and warrants outstanding.

Note 5. Intangible Assets

Intangible assets consists of the following:
	Useful Life	Carrying Amount	Accumulated Amortization	Net Amount
Customer contracts	4 years	$ 1,975,674	$ 41,160	$ 1,934,514
FCC and state licenses	20 years	300,000	1,250	298,750
Total		$ 2,275,674	$ 42,410	$ 2,233,264

Note 6. Acquisitions

Effective June 1, 2007, the Company acquired 100% of two telephone companies, New Rochelle Telephone Corp. (NRT) and Telecarrier Services, Inc. (TSI), from eLEC Communications Corp., ("Seller"). These companies were acquired on cashless basis through the issuance of approximately $1.3 million of secured convertible debt and the assumption of certain liabilities. The Company also received 808,000 restricted shares of common stock of the Seller. Both NRT and TSI provide services in the states of New York, New Jersey and Pennsylvania. Collectively, they serve about 10,000 subscriber lines. The Company expects to benefit from operating synergies upon migrating NRT and TSI subscriber lines onto its network. The results of NRT and TSI for the period June 1 through June 30, 2007 are included in the results of operations.

Effective June 1, 2007, the Company issued a secured convertible term note in the principal amount of approximately $1,300,000. The note is due July 1, 2010 and bears interest at prime plus 2% but no less than 9%. The note is convertible at a fixed conversion price of $0.50 per share. The note and interest may be paid in cash or stock depending on the Company's stock price, as defined. In addition, there are limits on how much of the note may be converted based on trading volume, as defined. In addition, the Company entered into a Registration Rights Agreement with the purchaser that requires the Company to register its securities for resale to the purchaser. The Registration Rights Agreement includes liquidating damages for failure to file the Registration Statement by certain date, as defined. In addition, the Seller has indemnified the Company against certain liabilities of the acquired companies.

Pro forma results of operations for the current and prior reporting periods, including adjustments for the acquisitions, to the beginning of the periods are as follows:
	Three months ended, June 30,
	2007	2006
Revenue	$ 1,396,028	$ 2,057,709
Operating expenses	1,174,119	1,873,355
Amortization of intangibles	127,230	127,230
Interest expense	33,498	33,498
Net income (loss)	$ 61,181	$ 23,626

Purchase price assigned to each major asset and liability caption is presented in the following combined condensed balance sheet:
Current assets	$ 964,984
Fixed assets	39,826
Intangible assets and other assets	2,321,674
Total Assets	3,326,484

Accounts payable	$ 1,016,095
Pre-acquisition contingencies	874,301
Other liabilities	128,750
Convertible debt	1,307,338
Total Liabilities	$ 3,326,484

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

We have had no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures with any of our accountants for the years ended March 31, 2007 and 2006.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

To the fullest extent that limitations on the liability of directors and officers are permitted by the New York Business Corporation Law, no director or officer of our company shall have any liability to our company or its shareholders for damages. This limitation on liability applies to events occurring at the time a person serves as a director or officer of our company whether or not such person is a director or officer at the time of any proceeding in which liability is asserted.

We shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the New York Business Corporation Law. We shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the New York Business Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

The following sets forth the expenses in connection with this offering. Cyber Digital shall bear all these expenses. All amounts set forth below are estimates, other than the SEC registration fee.

SEC Registration Fee	$49.12
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$3,000
Miscellaneous	$0
TOTAL	$13,049.12

Item 26. Recent Sales of Unregistered Securities.

On November 5, 2005, we entered into an investment agreement, also referred to as an equity line of credit, with Dutchess Private Equities Fund, LP. The investment agreement provides that, following notice to Dutchess, we may put to Dutchess up to $10 million in shares of our common stock for a purchase price equal to 95% of the lowest closing bid price on the Over-The-Counter Bulletin Board of our common stock during the five-day trading period following that notice. No put shall exceed $100,000, which is defined in the investment agreement as the put amount. Once every seven days, we may request to put a number of shares of our common stock equal to the put amount to Dutchess. The aggregate of all put amounts over the 36 month period may not exceed $10,000,000. In turn, Dutchess has indicated that it will resell those shares in the open market or to other investors through negotiated transactions, or hold our shares in its portfolio. We are under no obligation to deliver notice for puts for any period. The shares of our common stock potentially issued under the investment agreement were registered with the SEC on a Registration Statement on Form SB-2 on December 13, 2005.

On August 29, 2005, we entered into a fee agreement for legal services with April Frisby of Weed & Co. LLP. Pursuant to this Agreement, we issued Ms. Frisby options to purchase our common stock at an exercise price of $0.50 per share. These options expire if not exercised by August 29, 2010. The options were issued based upon the exemption from registration contained in Section 4(2) of the Securities Act and Regulation D of the promulgated by the SEC.

Item 27. Exhibits and Financial Statement Schedules.

(a) Exhibits.
Exhibit No.	Description of Document
3.1(a)

Composite Amended and Restated Certificate of Incorporation of the Company (including the Certificate of Amendment for the Series D1 Preferred Stock) (incorporated herein by reference to Exhibit 3.1 to the Company's Report on Form 8-K filed on October 8, 1999 (the "8-K")).

3.1(b)

Certificate of Amendment of the Certificate of Incorporation of Cyber Digital, Inc. (including Certificate of Amendment for Series E) (incorporated herein by reference to Exhibit 3.1(b) to the Company's Registration Statement on Form SB-2 on November 7, 2005).

3.1(c)

Certificate of Amendment of the Certificate of Incorporation of Cyber Digital, Inc. dated January 11, 2002 (incorporated by reference to Appendix 1 in the Company's Definitive Schedule 14A on March 6, 2000).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company's Annual Report on Form 10-KSB/A dated September 7, 2007).
4.1	Instruments Defining Rights of Security Holders (incorporated by reference from the provisions of Exhibits 3.1(a)-(c) and Exhibit 3.2).
5.1	Opinion from Kramer Levin Naftalis & Frankel LLP*
10.1	1993 Stock Incentive Plan (incorporated herein by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (the "1994 Form 10-K").
10.2	Amended and Restated Employment Agreement dated as of August 4, 1997, between the Company and J.C. Chatpar (incorporated herein by reference to Exhibit 10.1 to the September 1997 Form 10-QSB).
10.3

Manufacturing License Contract between the Company and National Telecommunications Co., dated as of December 4, 1995 (incorporated herein by reference to Exhibit 10(c) to the Company's 1996 Form 10-KSB/A).

10.4

Manufacturing License Contract between the Company and Gujarat Communications and Electronics, Ltd. dated as of May 30, 1996 (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997).

10.5	1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company's 1999 Form 10-KSB/A).
10.6	Investment Agreement with Dutchess Private Equities Fund, LP (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.7	Registration Rights Agreement with Dutchess Private Equities Fund. LP (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.8	Placement Agent Agreement with US EURO Securities (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.9	Stock Option Agreement with April E. Frisby of Weed & Co. LLP (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.10	Promissory Note with J.C. Chatpar dated March 12, 2002 (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.11	Promissory Note with Prem Chatpar dated March 31, 2004 (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.12	Promissory Note with J. C. Chatpar dated September 30, 2005 (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.13

Declaration of a 3-for-2 stock split of the Company's common stock, $.01 par value, as of June 26, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 12, 2006.

10.14	Promissory Note with J. C. Chatpar dated June 30, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated August 10, 2006).
10.15	Promissory Note with J. C. Chatpar dated July 31, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 5, 2006).
10.16	Promissory Note with J. C. Chatpar dated August 31, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 25, 2006).
10.17	Promissory Note with J. C. Chatpar dated September 30, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 26, 2006).
10.18	Promissory Note with J. C. Chatpar dated October 31, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 7, 2006).
10.19

Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc., a wholly owned subsidiary of the Company, dated December 14, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 14, 2006).

10.20

Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc., a wholly owned subsidiary of the Company, dated December 14, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 14, 2006).

10.21

Amendment No. 1, dated February 27, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 27, 2007).

10.22

Amendment No. 1, dated February 27, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 27, 2007).

10.23	Promissory Note with J. C. Chatpar dated March 12, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 12, 2007).
10.24	Promissory Note with Prem Chatpar dated March 12, 2007 (incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 12, 2007).
10.25

Amendment No. 2, dated April 13, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 13, 2007).

10.26

Amendment No. 2, dated April 13, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 13, 2007).

10.27	Promissory Note with Prem Chatpar dated April 30, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 30, 2007).
10.28

Amendment No. 3, dated May 22, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 22, 2007).

10.29

Amendment No. 3, dated May 22, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 22, 2007).

10.30

Amendment No. 4, dated June 8, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 8, 2007).

10.31

Amendment No. 4, dated June 8, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 8, 2007).

10.32

Completion of Acquisitions of New Rochelle Telephone Corp., and Telecarrier Services, Inc. (incorporated herein by reference to Exhibits 10.1 through 10.7 to the Company's Current Report of Form 8-K dated June 22, 2007).

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to the Company's Annual Report on Form 10-KSB/A dated September 7, 2007).
23.1	Consent of Blanchfield, Kober & Company, P.C.*
23.2	Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page of this Registration Statement).

______________
*Filed herewith.

Item 28. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i) include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii) reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement;

(iii) include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Hauppauge, State of New York, on September 20, 2007.
CYBER DIGITAL, INC.

By: /s/ J.C. Chatpar
J.C. Chatpar
Chairman of the Board, President and
Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Cyber Digital, Inc., hereby constitute and appoint J.C. Chatpar as our true and lawful attorney and agent, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act, as amended, and any rules, regulations and requirements of the SEC in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including post-effective amendments) hereto or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, as amended; and we hereby ratify and confirm all that the said attorney and agent shall do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.
Signature	Title	Date

/s/ J.C. Chatpar	President, Chief Executive	September 20, 2007
J.C. Chatpar	Officer, and Director

/s/ Jack P. Dorfman	Director	September 20, 2007
Jack P. Dorfman

/s/ Terry L. Jones	Director	September 20, 2007
Terry L. Jones

INDEX TO EXHIBITS
Exhibit No.	Description of Document
3.1(a)

Composite Amended and Restated Certificate of Incorporation of the Company (including the Certificate of Amendment for the Series D1 Preferred Stock) (incorporated herein by reference to Exhibit 3.1 to the Company's Report on Form 8-K filed on October 8, 1999 (the "8-K")).

3.1(b)

Certificate of Amendment of the Certificate of Incorporation of Cyber Digital, Inc. (including Certificate of Amendment for Series E) (incorporated herein by reference to Exhibit 3.1(b) to the Company's Registration Statement on Form SB-2 on November 7, 2005).

3.1(c)

Certificate of Amendment of the Certificate of Incorporation of Cyber Digital, Inc. dated January 11, 2002 (incorporated by reference to Appendix 1 in the Company's Definitive Schedule 14A on March 6, 2000).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Company's Annual Report on Form 10-KSB/A dated September 7, 2007).
4.1	Instruments Defining Rights of Security Holders (incorporated by reference from the provisions of Exhibits 3.1(a)-(c) and Exhibit 3.2).
5.1	Opinion of Kramer Levin Naftalis & Frankel LLP*
10.1	1993 Stock Incentive Plan (incorporated herein by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (the "1994 Form 10-K").
10.2	Amended and Restated Employment Agreement dated as of August 4, 1997, between the Company and J.C. Chatpar (incorporated herein by reference to Exhibit 10.1 to the September 1997 Form 10-QSB).
10.3

Manufacturing License Contract between the Company and National Telecommunications Co., dated as of December 4, 1995 (incorporated herein by reference to Exhibit 10(c) to the Company's 1996 Form 10-KSB/A).

10.4

Manufacturing License Contract between the Company and Gujarat Communications and Electronics, Ltd. dated as of May 30, 1996 (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1997).

10.5	1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company's 1999 Form 10-KSB/A).
10.6	Investment Agreement with Dutchess Private Equities Fund, LP (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.7	Registration Rights Agreement with Dutchess Private Equities Fund. LP (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.8	Placement Agent Agreement with US EURO Securities (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.9	Stock Option Agreement with April E. Frisby of Weed & Co. LLP (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.10	Promissory Note with J.C. Chatpar dated March 12, 2002 (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.11	Promissory Note with Prem Chatpar dated March 31, 2004 (incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.12	Promissory Note with J. C. Chatpar dated September 30, 2005 (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form SB-2 on November 7, 2005).
10.13

Declaration of a 3-for-2 stock split of the Company's common stock, $.01 par value, as of June 26, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 12, 2006.

10.14	Promissory Note with J. C. Chatpar dated June 30, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated August 10, 2006).
10.15	Promissory Note with J. C. Chatpar dated July 31, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 5, 2006).
10.16	Promissory Note with J. C. Chatpar dated August 31, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated September 25, 2006).
10.17	Promissory Note with J. C. Chatpar dated September 30, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated October 26, 2006).
10.18	Promissory Note with J. C. Chatpar dated October 31, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 7, 2006).
10.19

Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc., a wholly owned subsidiary of the Company, dated December 14, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 14, 2006).

10.20

Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc., a wholly owned subsidiary of the Company, dated December 14, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 14, 2006).

10.21

Amendment No. 1, dated February 27, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 27, 2007).

10.22

Amendment No. 1, dated February 27, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 27, 2007).

10.23	Promissory Note with J. C. Chatpar dated March 12, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated March 12, 2007).
10.24	Promissory Note with Prem Chatpar dated March 12, 2007 (incorporated herein by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K dated March 12, 2007).
10.25

Amendment No. 2, dated April 13, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 13, 2007).

10.26

Amendment No. 2, dated April 13, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 13, 2007).

10.27	Promissory Note with Prem Chatpar dated April 30, 2007 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 30, 2007).
10.28

Amendment No. 3, dated May 22, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 22, 2007).

10.29

Amendment No. 3, dated May 22, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 22, 2007).

10.30

Amendment No. 4, dated June 8, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated June 8, 2007).

10.31

Amendment No. 4, dated June 8, 2007, to Stock Purchase Agreement among the Company, eLEC Communications Corp. and CYBD Acquisition II, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 8, 2007).

10.32

Completion of Acquisitions of New Rochelle Telephone Corp., and Telecarrier Services, Inc. (incorporated herein by reference to Exhibits 10.1 through 10.7 to the Company's Current Report of Form 8-K dated June 22, 2007).

21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to the Company's Annual Report on Form 10-KSB/A dated September 7, 2007).
23.1	Consent of Blanchfield, Kober & Company, P.C.*
23.2	Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on the signature page of this Registration Statement).

_________________
*Filed herewith.